

March 30, 2007

Dear Brunswick Shareholder:

The Annual Meeting of Shareholders of Brunswick Corporation will be held on Wednesday, May 2, 2007, at 9:00 a.m. CDT at Brunswick's corporate offices, 1 N. Field Court, Lake Forest, Illinois.

A formal Notice of Annual Meeting and Proxy Statement describing the business to be acted on at the meeting, and a copy of Brunswick's 2006 Annual Report, are enclosed. Whether or not you plan to attend the meeting, we urge you to sign the enclosed proxy card and return it, or to vote by telephone or on the Internet, by following the instructions on your proxy card. Please vote as soon as possible so that your shares will be represented.

Thank you for your continued support of Brunswick.

Sincerely,

Dustan E. McCoy
Chairman and Chief Executive Officer

 BRUNSWICK

Notice of Annual Meeting

March 30, 2007

Dear Brunswick Shareholder:

The Annual Meeting of Shareholders of Brunswick Corporation will be held at Brunswick's corporate offices, 1 N. Field Court, Lake Forest, Illinois, on Wednesday, May 2, 2007, at 9:00 a.m. CDT for the following purposes:

(1)   To elect four directors;

(2)   To ratify the Audit Committee's selection of Ernst & Young LLP as our independent registered public accounting firm; and

(3)   To consider other business that may properly come before the meeting.

By order of the Board of Directors,

Marschall I. Smith
Secretary



The Board of Directors of Brunswick Corporation ("Brunswick" or the "Company") is soliciting proxies from Brunswick's shareholders for the annual meeting to be held at Brunswick's corporate offices, 1 N. Field Court, Lake Forest, Illinois, on Wednesday, May 2, 2007, at 9:00 a.m. CDT (the "Annual Meeting"). This proxy statement, together with the Notice of Annual Meeting, proxy card and Brunswick's 2006 Annual Report are first being mailed to shareholders on or about March 30, 2007.

ABOUT THE MEETING

What is the purpose of the Annual Meeting?

At the Annual Meeting, shareholders will act upon matters described in the Notice of Annual Meeting that accompanies this proxy statement, including the election of four directors and the ratification of the Audit Committee's selection of Ernst & Young LLP as Brunswick's independent registered public accounting firm.

Who may vote at the Annual Meeting?

Only holders of the 90,579,238 shares of Brunswick Common Stock issued and outstanding as of the close of business on March 1, 2007 (the "Record Date") will be entitled to vote at the meeting. Each holder as of the Record Date is entitled to one vote for each share of Brunswick Common Stock held.

Who can attend the meeting?

Only shareholders who owned Brunswick Common Stock as of the Record Date, or their duly appointed proxies, will be entitled to attend the Annual Meeting. If you hold your shares through a broker, bank or other nominee, you will not be admitted to the Annual Meeting unless you bring a copy of a statement (such as a brokerage statement) from your nominee reflecting your stock ownership as of the Record Date.

How do I vote?

If you are a shareholder of record, you can vote (i) by attending the Annual Meeting, (ii) by signing, dating and mailing in your proxy card, or (iii) by following the instructions on your proxy card for voting by telephone or on the Internet at *www.proxyvote.com*. The deadline for voting by telephone or on the Internet is 5:00 p.m. EDT on May 1, 2007. You may vote your shares for all, some or none of the nominees for director and for or against ratification of the Audit Committee's selection of Ernst & Young LLP as Brunswick's independent registered public accounting firm.

If you hold your shares through a broker, bank or other nominee, that institution will instruct you as to how your shares may be voted by proxy, including whether telephone or Internet voting options are available. If you hold your shares through a broker, bank or other nominee and would like to vote in person at the meeting, you must first obtain a proxy issued in your name from the institution that holds your shares.

Can I change my vote after I return my proxy card?

Yes. If you are a shareholder of record, you may change your vote at any time before the actual vote by (i) voting in person by ballot at the Annual Meeting, (ii) returning a later-dated proxy card, (iii) entering a new vote by telephone or on the Internet, or (iv) delivering written notice of revocation to Brunswick's Secretary. If you hold your shares through an institution, that institution will instruct you as to how your vote may be changed.

How do I vote my shares in Brunswick Employee Stock Plans?

If you are a participant in the Brunswick Retirement Savings Plan, the Brunswick Rewards Plan or the Brunswick Rewards Variable Profit Sharing Plan, you will not be able to vote the shares that you hold in those plans by voting in person at the Annual Meeting. Instead, you may instruct the trustee for the plan or plans you participate in how to cast the votes related to your plan shares. You may give instructions to the plan trustee for the plan or plans by mail, by telephone or on the Internet. To vote by mail, complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope. To vote by telephone or on the Internet, please follow the instructions on the enclosed proxy card. Your vote must be received by 5:00 p.m. EDT on April 27, 2007. The trustee will vote your shares as you indicate. The trustee will vote allocated shares for which proxies are not received in the same proportion as it votes allocated shares for which it receives instructions.

Who will count the votes?

Brunswick's tabulator, Automatic Data Processing, will count the votes. Representatives of Brunswick's Shareholder Services Department will act as inspectors of election.

How will my shares be voted if I sign, date and return my proxy card?

If you sign, date and return your proxy card and indicate how you would like your shares voted, your shares will be voted as you have instructed. If you sign, date and return your proxy card but do not indicate how you would like your shares voted, your proxy will be voted for the election of the four director nominees and for the ratification of the Audit Committee's selection of Ernst & Young LLP as Brunswick's independent registered public accounting firm for 2007.

What are the Board's recommendations?

The Board recommends a vote for the election of the four director nominees. The Board and the Audit Committee recommend the ratification of the Audit Committee's selection of Ernst & Young LLP as Brunswick's independent registered public accounting firm for the 2007 fiscal year. With respect to any other matter that is properly brought before the meeting, the proxy holders will vote the proxies held by them in accordance with their best judgment.

What vote is required to approve each matter to be considered at the Annual Meeting?

Election of Directors. Directors will be elected by a plurality of the votes cast at the Annual Meeting on the election of directors. This means that the four nominees receiving the most votes "For" election at the Annual Meeting will be elected to the Board of Directors. Because directors are elected by a plurality, abstentions will not affect the outcome. If any one or more of the four director nominees is unable to serve, votes will be cast, pursuant to authority granted by the enclosed proxy, for the individual or individuals that the Board designates as alternates.

Ratification of Independent Registered Public Accounting Firm. The affirmative vote of the holders of a majority of the shares represented, in person or by proxy and entitled to vote, will be required for the ratification of the Audit Committee's selection of Ernst & Young LLP as Brunswick's independent registered public accounting firm. Because the vote to ratify the independent registered public accounting firm requires a majority of the shares represented and entitled to vote at the meeting, abstentions will have the same effect as votes against ratification.

What constitutes a quorum?

The Annual Meeting will be held only if a quorum is present. A quorum will be present if a majority of the 90,579,238 shares of Brunswick Common Stock issued and outstanding on the Record Date are represented, in person or by proxy, at the Annual Meeting. Shares represented by properly completed proxy cards either marked "abstain" or "withhold authority to vote," or returned without voting instructions are counted as present for the purpose of determining whether a quorum is present. Also, if shares are held by brokers who are prohibited from exercising discretionary authority for

beneficial owners who have not given voting instructions ("broker non-votes"), those shares will be counted as present for quorum purposes.

How will broker non-votes be treated?

Brunswick will treat broker non-votes as present to determine whether or not there is a quorum at the Annual Meeting, but they will not be treated as entitled to vote on the proposals, if any, for which the broker indicates it does not have discretionary authority. This means that broker non-votes will not have any effect on whether a proposal passes.

Will my vote be kept confidential?

Yes. As a matter of policy, shareholder proxies, ballots and tabulations that identify individual shareholders are kept secret and are available only to Brunswick's tabulator and inspectors of election, who are required to acknowledge their obligation to keep your votes confidential.

Who pays to prepare, mail and solicit the proxies?

Brunswick pays all of the costs of preparing, mailing and soliciting proxies. Brunswick asks brokers, banks, voting trustees and other nominees and fiduciaries to forward proxy materials to the beneficial owners and to obtain authority to execute proxies. Brunswick will reimburse the brokers, banks, voting trustees and other nominees and fiduciaries upon request. In addition to solicitation by mail, telephone, facsimile, Internet or personal contact by its officers and employees, Brunswick has retained the services of Georgeson Shareholder Communications Inc. to solicit proxies for a fee of $9,900 plus expenses.

What if other matters come up during the meeting?

If any matters other than those referred to in the Notice of Annual Meeting properly come before the meeting, the individuals named in the accompanying form of proxy will vote the proxies held by them in accordance with their best judgment. Brunswick is not aware of any business other than the items referred to in the Notice of Annual Meeting that may be considered at the meeting.

Multiple individuals residing in my home are beneficial owners of shares of Brunswick Common Stock. Why did we receive only one copy of this proxy statement?

Brunswick is sending only one proxy statement to you if you share a single address with another shareholder unless we received instructions to the contrary from you. This practice, known as "householding," is designed to eliminate duplicate mailings, conserve natural resources and reduce Brunswick's printing and mailing costs. If you wish to receive a separate proxy statement in the future, you may contact Brunswick Shareholder Services by telephone at 847-735-4294, by mail at 1 N. Field Court, Lake Forest, IL 60045, or by email at *services@brunswick.com*. If you receive multiple copies of the proxy statement, you can request householding by contacting Brunswick Shareholder Services. If you own your shares through a broker, bank or other holder of record, you can request householding by contacting the holder of record.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

At the Annual Meeting, you will elect four individuals to serve on the Board of Directors. The current Board of Directors, acting pursuant to a recommendation from the Nominating and Corporate Governance Committee, has nominated Nolan D. Archibald, Jeffrey L. Bleustein, Graham H. Phillips and Lawrence A. Zimmerman for election as directors to serve for terms expiring at the 2010 Annual Meeting or until their respective successors have been elected and qualified. Mr. Archibald, Mr. Bleustein, Mr. Phillips and Mr. Zimmerman have served as directors since 1995, 1997, 2002 and 2006, respectively.

Brunswick's Board of Directors has 10 members. Peter B. Hamilton and Peter Harf retired from the Board effective January 31, 2007, and March 13, 2007, respectively. In addition, Roger W. Schipke recently notified the Board that he will be retiring from the Board as of the 2007 Annual Meeting. After the Annual Meeting, the Board will have nine directors divided among three classes. One class will consist of four directors, one will consist of three directors and the third will consist of two directors. The Board of Directors will consider qualified candidates for positions on the Board.

Biographical information follows for each person nominated and each person whose term of office will continue after the Annual Meeting.

Nominees for Election for Terms Expiring at the 2010 Annual Meeting:



Nolan D. Archibald   Director since 1995

Chairman, President and Chief Executive Officer of The Black & Decker Corporation, a consumer and commercial products company, since 1986; recipient of American Marketing Association's Edison Achievement Award; director of Lockheed Martin Corporation and Huntsman Corporation; age 63.



Jeffrey L. Bleustein   Director since 1997

Chairman of the Board of Harley-Davidson, Inc., a motorcycle manufacturer, since 1998; Chief Executive Officer of Harley-Davidson, Inc., 1997 to 2005; President and Chief Operating Officer of the Motorcycle Division of Harley-Davidson, Inc., 1993 to 1997; member of President's Council on the 21st Century Workforce; director of Kohler Co.; age 67.



Graham H. Phillips   Director since 2002

Retired; Chairman and Chief Executive Officer of Young & Rubicam Advertising, a global marketing and communications organization, 1999 to 2000; Chairman of Burson-Marsteller, the perception management division of Young & Rubicam, Inc., 1997 to 1999; Chairman and Chief Executive Officer of Ogilvy & Mather Worldwide, a marketing communications company, 1989 to 1992; age 68.



Lawrence A. Zimmerman   Director since 2006

Senior Vice President and Chief Financial Officer of Xerox Corporation, a document management company, since 2002; Vice President, Finance and Planning, Server and Technology division of International Business Machines Corporation, 1996 to 1998; director of The Stanley Works; age 64.

The Board of Directors recommends a vote FOR the nominees named above.

Directors Continuing in Office Until the 2009 Annual Meeting:



Michael J. Callahan   Director since 1991

Retired; President and Chief Executive Officer and Director of Material Sciences Corporation, a manufacturer and marketer of material-based solutions, 2003 to 2004; Financial consultant, 1999 to 2003; Executive Vice President and Chief Financial Officer of FMC Corporation, a producer of chemicals for industry and agriculture, 1994 to 1999; Executive Vice President and Chief Financial Officer of Whirlpool Corporation, a manufacturer of major home appliances, 1992 to 1994; age 68.



Manuel A. Fernandez   Director since 1997

Managing Director of SI Ventures, LLC, a venture capital partnership, since 1998; Chairman Emeritus of Gartner, Inc., an information technology company, since 1999; Chairman, President and Chief Executive Officer of Gartner Group, Inc., 1991 to 1999; director of The Black & Decker Corporation, Flowers Foods, Inc., and Sysco Corporation. Chairman of the University of Florida Board of Trustees; age 60.

Directors Continuing in Office Until the 2008 Annual Meeting:



Cambria W. Dunaway   Director since 2006

Chief Marketing Officer of Yahoo! Inc., a global Internet destination, since June 2003; Vice President of Kids & Teens Brands for Frito Lay North America, a division of PepsiCo, Inc., from 2000 to 2003; Board member of Junior Achievement of Silicon Valley; age 44.



Dustan E. McCoy   Director since 2005

Chairman of the Board and Chief Executive Officer of Brunswick Corporation since December 2005; President of the Brunswick Boat Group, 2000 to 2005; Vice President, General Counsel and Corporate Secretary of Brunswick, 1999 to 2000; Executive Vice President of Witco Corporation, a specialty chemicals company, January to September 1999; Senior Vice President, General Counsel and Corporate Secretary of Witco Corporation, 1996 to 1998; director of Louisiana-Pacific Corporation and Freeport-McMoRan Copper & Gold Inc.; age 57.



Ralph C. Stayer   Director since 2002

Chairman of the Board, President and Chief Executive Officer of Johnsonville Sausage LLC since 1978; Founder of Leadership Dynamics, a consulting firm; National Trustee of Boys and Girls Clubs — Midwest Region; Chairman of Marian College Board of Trustees; Board member of PAVE, an organization dedicated to improving education opportunities for urban students in Milwaukee; age 63.

CORPORATE GOVERNANCE

Overview

The Board of Directors has adopted written Principles and Practices (the "Principles"), a copy of which is available at Brunswick's Web site, *www.brunswick.com/company/governance/principlespractices.php*, or in print upon request by any Brunswick shareholder, to assist it in the performance of its duties and the exercise of its responsibilities. The Principles reflect the views of the Board with respect to corporate governance issues. The Board believes that good corporate governance is a source of competitive advantage for Brunswick. Good governance allows the skills, experience and judgment of the Board to support Brunswick's executive management team, enabling management to improve Brunswick's performance and maximze shareholder value.

The Board of Directors met eight times during 2006. All directors attended 75 percent or more of the Board meetings and meetings of committees of which they were members during 2006, except that Mr. Zimmerman was able to attend only 73 percent of such meetings because of preexisting commitments to his employer during his first year on the Board. The Principles provide that all members of the Board are requested to attend Brunswick's Annual Meeting of Shareholders in person. All members of the Board except for Mr. Fernandez attended the 2006 Annual Meeting of Shareholders. The non-management directors regularly meet without members of management present. At these meetings, Mr. Fernandez serves as the presiding director.

Brunswick Ethics Program

The Board has adopted a Code of Ethics for Senior Financial Officers and Managers (the "Financial Officer Code of Ethics"). The Financial Officer Code of Ethics, which applies to Brunswick's Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and other Brunswick employees designated by the Board, sets forth standards to which these officers are to adhere in areas such as conflicts of interest, disclosure of information and compliance with law. The Financial Officer Code of Ethics supplements *Making the Right Choice: The Brunswick Guide to Conduct in the Workplace* (the "Guide"), which applies to all employees, officers and directors. The Financial Officer Code of Ethics is available at *www.brunswick.com/company/governance/codeofethics.php* and the Guide is available at *www.brunswick.com/company/ethics/index.php* or in print upon request by any Brunswick shareholder. If it grants a waiver of the policies set forth in the Financial Officer Code of Ethics or the Guide, Brunswick will, to the extent required by applicable law or regulation, disclose that waiver by making an appropriate statement on its Web site.

Shareholder Communications

The Principles provide that Brunswick shareholders may, at any time, communicate in writing with the Board, the presiding director, or the non-management directors as a group, by writing to such director(s) at: Brunswick Corporation, 1 N. Field Ct., Lake Forest, IL 60045; Attention: Corporate Secretary's Office (fax no. 847-735-4433; email: *corporate.secretary@brunswick.com*). Copies of written communications received at this address will be provided to the Board, the presiding director or the non-management directors as a group unless such communications are considered, in consultation with the non-management directors, to be improper for submission to the intended recipient(s). Other interested parties may also use this procedure for communicating with the Board, individual directors or any group of directors.

Director Independence

The Principles require that independent directors must constitute a substantial majority of the Board and that no more than two members of management may serve on the Board at the same time. The Principles and the rules of the New York Stock Exchange both provide that no director will be considered to be independent unless the Board affirmatively determines that the director has no material relationship with Brunswick (either directly or as a proprietor, partner, shareholder or officer of an organization that has a relationship with Brunswick). In the Principles, the Board has adopted the following categorical standards to use in determining whether a relationship between Brunswick and a director (or an organization with which a director is affiliated) will be material for the purpose of independence determinations:

- If a director is also a director, an executive officer or employee of a business organization that has made payments to, or received payments from, Brunswick for property or services, in an amount which, in any of the last three fiscal years, exceeds the greater of $1.0 million or 2 percent of the business organization's consolidated gross revenues;

- If a member of the director's immediate family is a director or an executive officer of a business organization that has made payments to, or received payments from, Brunswick for property or services, in an amount which, in any of the last three fiscal years, exceeds the greater of $1.0 million or 2 percent of the business organization's consolidated gross revenues;

- If a director or a member of the director's immediate family is also a proprietor or managing partner of any organization, or a director or executive officer of another corporation that is indebted to Brunswick, or to which Brunswick is indebted, and the total amount of either organization's indebtedness to the other, in any of the last three fiscal years, exceeds 2 percent of the total consolidated assets of either Brunswick or such other corporation; and

- If a director or a member of the director's immediate family serves as an officer, director or trustee of a charitable organization to which Brunswick makes discretionary charitable contributions, and Brunswick's charitable contributions to such organization in any of the last three fiscal years exceed the greater of $1.0 million or 2 percent of the charitable organization's consolidated gross revenues.

In addition, the Principles provide that a director will not be considered independent if:

- the director is, or within the prior three years has been, an employee of Brunswick or any of its affiliates;

- a member of the director's immediate family is, or within the prior three years has been, an executive officer of Brunswick or any of its affiliates;

- the director has a business relationship with Brunswick or is a proprietor, partner, controlling shareholder or executive officer of any organization that has a business relationship with Brunswick, unless in any such case, the Board determines that the relationship is not such that it will interfere with the director's exercise of independent business judgment;

- a director or a member of the director's immediate family is, or within the prior three years has been, employed as an executive officer of any other business organization where any of Brunswick's present executive officers serve on that business organization's compensation, nominating or directors' affairs committee;

- the director is, or within the prior three years has been, a partner or employee of a present or former internal or external auditor of Brunswick and personally worked on Brunswick's audit during that time;

- a member of the director's immediate family has certain specified relationships with Brunswick's internal or external auditor; or

- the director or an immediate family member of the director has received, during any 12-month period within the prior three years, more than $100,000 in direct compensation from Brunswick (excluding fees for Board and Board committee service, pension or other forms of deferred compensation for prior service).

Applying the standards described above and set forth in the Principles, and considering all relevant facts and circumstances, the Board has made an affirmative determination that each non-management director has no material relationship with Brunswick and is otherwise independent.

Board Committees

The Board of Directors has Audit, Finance, Human Resources and Compensation, Nominating and Corporate Governance and Qualified Legal Compliance Committees. Each of these committees is comprised solely of independent directors, as that standard is determined both in the Principles and in the New York Stock Exchange Listed Company Manual. Each of the Committees may, at its sole discretion and at Brunswick's expense, obtain advice and assistance from outside legal, financial, accounting or other experts and advisors. The principal responsibilities of each of these committees are described generally below, and in detail in their respective Committee Charters, which are available at *www.brunswick.com/company/governance/committees.html* or in print upon request by any Brunswick shareholder.

Audit Committee

Members of the Audit Committee are Mr. Zimmerman (Chairman), Mr. Callahan and Mr. Stayer. The Board has determined that Mr. Callahan and Mr. Zimmerman are Audit Committee financial experts, as such term is defined by the rules of the Securities and Exchange Commission.

The Audit Committee assists the Board in overseeing Brunswick's accounting, auditing and reporting practices, its internal controls and the integrity of its financial information. The Audit Committee maintains free and open communication with, and meets separately at each regularly scheduled Board meeting with, the Board, the independent registered public accounting firm, the internal auditors and management.

The Audit Committee met nine times during 2006.

Finance Committee

Members of the Finance Committee are Mr. Schipke (Chairman) and Mr. Archibald. The Finance Committee assists the Board in overseeing Brunswick's financial structure, financial policies and procedures, capital expenditures and capital expenditure budgets, and proposals for corporate financing, short-term and long-term borrowings, the declaration and distribution of dividends, material investments and divestitures, tax strategy, insurance coverage and risk management, as well as the funding and performance of Brunswick's pension funds.

The Finance Committee met six times during 2006.

Human Resources and Compensation Committee

Members of the Human Resources and Compensation Committee are Mr. Fernandez (Chairman) and Mr. Phillips. The Human Resources and Compensation Committee's authority, which is discussed in detail in its charter, includes, among other duties, the following responsibilities:

- Annually review and approve goals and objectives relative to Brunswick's senior executives; together with the Chairman and Chief Executive Officer, evaluate the performance of senior executives in light of these criteria; and oversee management development and succession planning.

- Review on an annual basis, and make recommendations to the Board of Directors regarding, the compensation (including salary, bonus and other cash compensation) of the Chairman and Chief Executive Officer.

- Approve equity awards to the Chairman and Chief Executive Officer and compensation (including salary, bonus, stock options and other equity-based and other incentive compensation) to be paid to other senior executives, and authorize senior executives to approve awards to employees who are not senior executives based upon criteria established by the Committee.

The Committee meets in conjunction with regularly scheduled meetings of the Board of Directors and as otherwise required. Meeting materials are sent to members of the Committee six to seven days prior to the meeting. Major issues are typically reviewed during two meetings prior to being approved. For example, anticipated performance against Brunswick

Performance Plan and Strategic Incentive Plan performance criteria; potential award issues such as automatic deferrals; suggested changes to equity award terms and conditions; and proxy statement disclosures, are reviewed at the Committee's December meeting and finalized at the February meeting. Meetings are regularly attended by the Chairman and Chief Executive Officer, and Vice President and Chief Human Resources Officer. At each meeting, the Committee meets in executive session.

The Human Resources and Compensation Committee delegates to the Chairman and Chief Executive Officer responsibility for developing funding formulas for Brunswick divisions, and for evaluating senior executives' performance and overseeing their development and succession planning. The Committee delegates to Brunswick's senior executives authority to allocate equity awards to employees who are not senior executives based on criteria established by the Committee, and to Brunswick's Human Resources department responsibility to oversee policies for the administration of compensation and benefit plans.

The Chairman and Chief Executive Officer is responsible for establishing strategies to achieve the Company's objectives. To ensure that executive compensation is consistent with those objectives, the Chairman and Chief Executive Officer is responsible for making recommendations to the Committee regarding the following: compensation goals and principles; the peer group of companies to be used to set compensation; selection of performance targets for incentive plans, with input from other senior executives; performance rating and compensation actions to be taken; and salary increases, incentive awards and equity grants for senior executives.

Brunswick's senior executives have no role in setting outside director compensation. The Nominating and Corporate Governance Committee of the Board of Directors has responsibility for recommending director compensation design to the Board of Directors for review and action. Brunswick's Human Resources department provides the Nominating and Corporate Governance Committee with director compensation data as reported in proxy statements, including data relating to peer group and other similarly sized companies, as well as data from published surveys.

The Human Resources and Compensation Committee has engaged Deloitte to provide advice on various aspects of Brunswick's executive compensation programs, including selecting an appropriate peer group, evaluating incentive plan performance criteria and targets, reviewing benchmarking methodology, and providing updates on trends and technical developments. The Committee meets with the consultant in executive session on a regular basis.

The Human Resources and Compensation Committee met five times during 2006.

Nominating and Corporate Governance Committee

Members of the Nominating and Corporate Governance Committee are Mr. Bleustein (Chairman), Ms. Dunaway and Mr. Phillips. The Nominating and Corporate Governance Committee assists the Board in overseeing policies and programs designed to ensure Brunswick's compliance with the highest ethical standards and with all applicable legal and regulatory requirements. Together with the Human Resources and Compensation Committee, it oversees the annual review of the Chairman and Chief Executive Officer's performance. The Committee also decides on director compensation, and guidelines to ensure appropriate diversity of perspective, background and experience in Board membership. The Committee identifies, screens, interviews and recommends to the Board potential director nominees, and oversees other matters related to Board composition, performance, standards, size and membership.

The Nominating and Corporate Governance Committee met five times during 2006.

Qualified Legal Compliance Committee

Members of the Qualified Legal Compliance Committee are Mr. Bleustein (Chairman), Mr. Phillips and Mr. Stayer. The Qualified Legal Compliance Committee receives and investigates reports made to it concerning possible material violations of law or breaches of fiduciary duty by the Company or any of its officers, directors, employees or agents. No reports were made to the Qualified Legal Compliance Committee, and therefore it did not meet, during 2006.

Director Nominations

The Nominating and Corporate Governance Committee is responsible for identifying, screening, personally interviewing and recommending director nominee candidates to the Board. The Nominating and Corporate Governance Committee considers nominees on the basis of their integrity, experience, achievements, judgment, intelligence, personal character, ability to make independent analytical inquiries, willingness to devote adequate time to Board duties, and the likelihood that they will be willing to serve on the Board for a sustained period. Additional consideration is given to achieving an overall balance of diversity of perspectives, backgrounds and experiences in Board membership.

The Nominating and Corporate Governance Committee will consider qualified director candidates who are suggested by shareholders in written submissions to Brunswick's Secretary at Brunswick Corporation, 1 N. Field Ct., Lake Forest, Illinois 60045; Attention: Corporate Secretary's Office (fax no. 847-735-4433; email: *corporate.secretary@ brunswick.com*). Any recommendation submitted by a shareholder must include the name of the candidate, a description of the candidate's educational and professional background, contact information for the candidate and a brief explanation of why the shareholder believes the candidate is suitable for election. The Nominating and Corporate Governance Committee will apply the same standards in considering director candidates recommended by shareholders as it applies to other candidates.

In addition to recommending director candidates to the Nominating and Corporate Governance Committee, shareholders may also, pursuant to procedures established in the By-laws, directly nominate one or more director candidates to stand for election at an annual or special meeting of shareholders. For an annual meeting of shareholders, a shareholder wishing to make such a nomination must deliver written notice of the nomination to Brunswick's Secretary not less than 90 days or more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. For a special meeting of shareholders, a shareholder wishing to make such a nomination must deliver written notice of the nomination to Brunswick's Secretary not later than the close of business on the tenth day following the date on which notice of the meeting is first given to shareholders. In either case, a notice of nomination submitted by a shareholder must include information concerning the nominating shareholder and the shareholder's nominee(s) as required by the By-laws.

STOCK HELD BY DIRECTORS, EXECUTIVE OFFICERS
AND PRINCIPAL SHAREHOLDERS

Each director and nominee for director, each executive officer listed in the summary compensation table, and all directors and executive officers as a group, owned the number of shares of Brunswick Common Stock set forth in the following table, with sole voting and investment power except as otherwise indicated:

Name of Individual or Persons in Group	Number of Shares Beneficially Owned as of March 1, 2007	Percent of Class
Nolan D. Archibald	60,357 [1]	*
Jeffrey L. Bleustein	53,816 [1]	*
Michael J. Callahan	77,491 [1]	*
Cambria W. Dunaway	875 [1]	*
Manuel A. Fernandez	53,211 [1]	*
Peter B. Hamilton	335,038 [2] [3]	*
Peter Harf	57,799 [1] [4]	*
Dustan E. McCoy	106,026 [2]	*
Graham H. Phillips	17,899 [1]	*
Roger W. Schipke	42,407 [1]	*
Ralph C. Stayer	39,622 [1]	*
Lawrence A. Zimmerman	8,484 [1]	*
Peter G. Leemputte	73,031 [2]	*
Patrick C. Mackey	93,352 [2]	*
Marschall I. Smith	22,092 [2]	*
All directors and executive officers as a group	1,189,765	1.3%

----

* Less than 1 percent

(1) Includes the following shares of Brunswick Common Stock issuable to non-employee directors, receipt of which has been deferred until the date of the director's retirement from the Board: Mr. Archibald 30,357 shares, Mr. Bleustein 30,816 shares, Mr. Callahan 41,548 shares, Ms. Dunaway 509 shares, Mr. Fernandez 38,211 shares, Mr. Harf 36,088 shares, Mr. Phillips 11,899 shares, Mr. Schipke 42,407 shares, Mr. Stayer 5,842 shares, Mr. Zimmerman 4,984 shares and all non-employee directors as a group 242,661 shares. Also includes the following shares of Brunswick Common Stock issuable pursuant to stock options exercisable within 60 days of March 1: Messrs. Archibald 15,000 shares, Bleustein 18,000 shares, Callahan 15,000 shares, Fernandez 15,000 shares, Harf 19,211 shares, Phillips 6,000 shares and Stayer 9,180 shares. None of these shares has been pledged as security.

Excludes 15,158 shares of Brunswick Common Stock issuable to Mr. Stayer, receipt of which has been deferred. Mr. Stayer will be entitled to receive these deferred shares in predetermined installments, which will commence at varying times in accordance with his election following his retirement from the Board of Directors.

(2) Includes the following shares of Brunswick Common Stock issuable pursuant to stock options exercisable within 60 days of March 1: Messrs. Hamilton 236,500 shares, Leemputte 27,000 shares, Mackey 58,500 shares, McCoy 65,500 shares, Smith 17,750 shares and all executive officers as a group 509,750 shares.

Includes the following shares of Brunswick Common Stock held by the Brunswick Savings Plan as of December 31, 2006: Messrs. Hamilton 774 shares, Leemputte 54 shares, Mackey 2,031 shares, McCoy 99 shares, Smith 54 shares and all executive officers as a group 3,761 shares.

Includes the following restricted units of Brunswick Common Stock issuable to officers on which the restrictions would lapse if they should leave: Messrs. Mackey 7,783 shares, McCoy 7,808 shares, Leemputte 1,704 shares and Smith 4,288 shares. Excludes the following shares of Brunswick Common Stock issuable to officers, receipt of which has been deferred: Messrs. Leemputte 2,941 shares, Mackey 40,288 shares, McCoy 54,743 shares, Smith 60,710 shares, and all executive officers as a group 214,057 shares. These officers will be entitled to receive these deferred shares in predetermined installments which will commence at varying times, in accordance with each officer's individual election.

None of these shares has been pledged as security.

(3) Mr. Hamilton retired as Vice Chairman and President – Brunswick Boat Group effective January 31, 2007.

(4) Mr. Harf retired from the Board effective March 13, 2007.

Those shareholders known to Brunswick that beneficially own more than 5 percent of Brunswick's outstanding Common Stock are:

Name and Address of Beneficial Owner	Shares Beneficially Owned as of December 31, 2006	Percent of Class
Barclays Global Investors, NA and certain of its affiliates…………..…………………………………...……. 45 Fremont Street San Francisco, California 94105	8,408,177 [1]	9.2%
Putnam, LLC and certain of its affiliates…………..……...……………………………...…… One Post Office Square Boston, Massachusetts 02109	5,853,676 [2]	6.4%
Eminence Capital, LLC and certain of its affiliates……………………………………………. 65 East 55th Street, 25th Floor New York, New York 10022	4,757,700 [3]	5.2%

_____

(1) This information is based upon a Schedule 13G filed by Barclays Global Investors, NA and certain of its affiliates ("Barclays") with the Securities and Exchange Commission on January 25, 2007. The Barclays reporting entities are Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Investors Japan Limited. Barclays has sole voting power over 7,593,568 shares and sole dispositive power over 8,408,177 shares, and does not have shared voting power or shared dispositive power over any shares.

(2) This information is based upon a Schedule 13G filed by Putnam, LLC and certain of its affiliates ("Putnam") with the Securities and Exchange Commission on February 13, 2007. The Putnam reporting entities are Putnam, LLC, Marsh & McLennan Companies Inc., Putnam Investment Management, LLC and The Putnam Advisory Company, LLC. Putnam has shared voting power over 86,500 shares, and does not have sole voting power, sole dispositive power or shared dispositive power over any shares.

(3) This information is based upon a Form 13F filed by Eminence Capital, LLC ("Eminence") with the Securities and Exchange Commission for the period ended December 31, 2006. Eminence has sole voting power and sole dispositive power over 4,757,700 shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The commentary below is designed to answer the following questions regarding Brunswick's compensation programs for named executive officers (NEOs):
- What are the objectives of the compensation programs?
- What are the programs designed to reward?
- What is each element of compensation?
- Why does the company choose to pay each element?
- How does the company determine the amount (and, where applicable, the formula) for each element?
- How does each element and the company's decisions regarding that element fit into the overall compensation objectives and affect decisions regarding other compensation elements?

Brunswick's compensation program and key design principles are as follow:

Objectives: Compensation programs for NEOs, as well as other senior managers, are designed to:
- Attract, retain and motivate the talent required to ensure Brunswick's continued success.
- Ensure that compensation reinforces achievement of business objectives, execution of strategy and is consistent with results.
- Reward performance in a given year, achievements over a sustained period and expectations for the future.
- Reinforce Brunswick's pay-for-performance culture.

Design Principles: Brunswick believes a substantial portion of senior management compensation should be at risk. Compensation programs are designed to ensure that a significant percentage of total compensation is contingent on achievement of performance goals.

| Compensation should be competitive with other employment opportunities. | A competitive compensation program is critical in attracting and retaining talent Brunswick needs to achieve its established objectives.

Competitiveness of management compensation is assessed every two years using survey data from Hewitt Associates LLC. For 2006, Brunswick examined the executive compensation practices of a peer group of 21 publicly traded companies with annual revenue comparable to Brunswick to assess the competitiveness of total compensation and pay mix. Most, but not all, of these companies have manufacturing operations. Brunswick's target pay mix and total compensation opportunities are designed to reflect the median of this peer group. Criteria used to identify the peer group include:
- Size: Companies with revenues that generally range from one-half to two times Brunswick's revenue. Peer data is adjusted to represent a company that approximates Brunswick's revenue. To validate the appropriateness of this peer group a second group of companies with market capitalizations similar to Brunswick was identified. It was determined that there were only minor differences in compensation as reported in proxies between the two groups of companies. The data for the identified peer group was determined to be reliable for making 2007 pay decisions.
- Business Focus: Publicly traded companies with representation weighted towards manufacturing, but including other industries, because the competition for talent is broader than just manufacturing companies.
- Survey Participation: Peers must be participants in the Hewitt executive compensation survey.
- Consistency: The peer group should be relatively stable. Companies are eliminated because of being acquired, lack of participation in the Hewitt survey, poor performance over an extended period of time, or growth beyond two times Brunswick's revenue. For 2006, two companies were added to the peer group to replace one company that was acquired and one that no longer participates in the Hewitt survey. |

Competitive Compensation	The current peer group consists of:
	• American Standard • Cooper Industries • Harley-Davidson • Newell Rubbermaid • AutoZone • Cummins • Ingersoll Rand • PACCAR • Avery Dennison • Dover Corporation • ITT Industries • Parker Hannifin • Ball Corporation • Fortune Brands • Masco Corporation • Rockwell Automation • Black & Decker • W.W. Grainger • MeadWestvaco • Textron • Clorox As noted above, because Brunswick is the largest publicly traded company in the marine industry, and has revenues 22 times those of the only other publicly traded boat manufacturer, Brunswick does not have any direct competitors that are appropriate to include in the compensation peer group.
Internal equity is important.	Brunswick establishes similar compensation ranges for positions with similar characteristics and scope of responsibility, including NEO positions, even if such ranges differ somewhat from comparable positions in other companies. Balancing competitiveness with internal equity helps support management development and movement of talent throughout Brunswick worldwide. Differences in actual compensation between employees in similar positions will reflect individual performance, future potential and business unit results. This effort also helps Brunswick promote talented managers to positions with increased responsibilities and provides meaningful developmental opportunities.
Both business unit and individual performance should be rewarded.	Recognizing both business unit and individual performance in compensation helps reinforce the importance of working together and Brunswick's pay-for-performance philosophy. Incentives for NEOs are funded based on overall corporate and / or division performance and are allocated based on individual contributions. Business unit performance drives incentive funding in recognition that the collective efforts of business unit employees determine organizational morale, the level of service to customers and shareholder value creation. Individual performance also is assessed to reward contributions to business unit success.
While targeted at the median of Brunswick's peer group, actual total compensation can vary significantly from year-to-year and between business units and individuals within a given year based on performance.	Brunswick has a strong pay-for-performance culture; however, setting incentive performance targets in a company that experiences cyclical financial results is difficult. Historically, the marine industry has been negatively affected early in economic downturns and has lagged other industries during periods of economic recovery. As a result, Brunswick has experienced significant swings in funding from one performance period to another. Annual incentive funding as a percent of target from 2002 through 2006 ranged from a high of 200 percent of target to a low of 0 percent. Funding during this period averaged 90 percent of target. For a given year, funding also can vary significantly between business units. In 2006, annual incentive funding for Brunswick's business units ranged from a high of 159 percent of target to a low of 0 percent. Based on contribution to business unit success, individual awards typically range from a high of 140 percent of an individual's prorated portion of the funding pool to a low of 0 percent. Brunswick is the largest company in the marine industry with a unique cyclical financial performance profile. Accordingly, Brunswick does not believe that there is an appropriate group of companies against which to assess relative performance.
At higher management levels, compensation increasingly focuses on longer-term shareholder value creation.	Brunswick's senior executives are responsible for setting and achieving long-term strategic goals. In support of this responsibility, compensation is weighted towards rewarding long-term value creation for shareholders. For Mr. McCoy approximately 70 percent and for other senior executives 45 percent of targeted total compensation is based on long-term performance. For Mr. McCoy approximately 15 percent and for other senior executives 25 percent of targeted total compensation is based on annual performance against established performance criteria. For senior executives with corporate-wide responsibilities, incentive metrics are based on Brunswick's overall results. For senior managers within a division, annual incentive metrics are based on division results with long-term incentives based on Brunswick's overall results.

What is Rewarded: NEO compensation is designed to reward achievement of: budgeted financial results, identified strategic initiatives important to future success, Brunswick stock price performance, and individual performance.	
Brunswick Value Added (BVA)	BVA is defined as Economic Earnings – (Economic Capital x Cost of Capital), where • Economic Earnings = Earnings from Operations – Taxes + After-Tax Interest on Operating Leases; • Economic Capital = Total Assets (excluding Cash and Net Taxes Receivable) - Current Liabilities (excluding Short Term Debt) + Present Value of Operating Leases; and • Cost of Capital = 10.0 percent Brunswick believes that over time, changes in BVA closely correlate with stock price performance. The use of BVA as an incentive plan metric is consistent with Brunswick's strategy to deploy cash in a manner that increases returns on investments. BVA recognizes that sustained profits in excess of the cost of capital reinforce Brunswick's obligation to create value for shareholders over the long term. This is especially important in a cyclical industry. Because BVA is used within Brunswick in assessing business opportunities and focusing management on the key components of value creation, managers receive extensive training on the business decisions and management practices that affect BVA.
Earnings Per Share (EPS)	EPS is used in recognition of both the effect it can have on Brunswick's stock price and the prevalence of its use by other companies. EPS is widely tracked and reported by analysts and used as a measure to evaluate Brunswick's performance.
Revenue Growth (discontinued for 2007)	For periods beginning in 2005 and 2006, revenue growth was used as one of Brunswick's performance criteria. In setting revenue growth targets, the Human Resources and Compensation Committee considered both organic growth and anticipated growth from acquisitions. Revenue growth will not be used in 2007. Revenue growth has been very difficult to use as a performance measure because of the cyclical nature of the marine industry. Over the last five years, Brunswick's annual revenue growth has ranged from -12 percent in a down cycle to 27 percent in an up cycle.
Operating Margin (discontinued for 2007)	Operating margin has been used as a business unit performance measure at the division level. Like revenue growth within a cyclical industry, operating margin can vary significantly based on the strength of the economy and can be extremely difficult to use within an incentive plan. As a result, operating margin will not be used as a performance metric for 2007.
Strategic Factors	Since 2001, improvement in four strategic factors has been used in determining incentive funding: • Employee Satisfaction / Commitment, as reflected in bi-annual employee surveys. • Customer Satisfaction, as assessed by an outside provider. J.D. Power results and other assessments of Brunswick are also considered. • Innovation: the percentage of Brunswick's sales from new products or improved processes. • Market Share, as assessed by using published information. For 2007, there will also be a focus on international business development.
Stock Price Appreciation	Stock price appreciation is a significant component of total shareholder return and thus shareholder value creation. Stock price appreciation affects the value of Brunswick's equity grants, including Stock-Settled Stock Appreciation Rights, Restricted Stock Units and Performance Shares.
Individual Performance	Individual performance is assessed via the Performance Management Process (PMP). PMP was created to help employees better understand overall Brunswick and division specific goals and their role in meeting these goals. PMP is an effective tool in assessing performance against individual goals. Once Brunswick and division goals are established, salaried employees (including NEOs) set individual goals aligned with the Company's strategic direction. Goals are established for specific initiatives, major responsibilities key to their position, critical success factors, and individual developmental requirements. Critical success factors are a combination of knowledge, skills and behaviors that are crucial to successful performance. They include: driving continuous improvement, teamwork, driving execution, satisfying the customer and developing self and/or others. At year end, salaried employee performance is assessed against established goals. The CEO's performance is assessed by the Nominating and Corporate Governance Committee of the Board of

Individual Performance	Directors with input from all members of the Board of Directors. Performance for other NEOs is assessed by the CEO with a review by the Nominating and Corporate Governance Committee. Individual performance affects base salary increases, annual incentives and equity grant decision making.		

Elements of Compensation: A summary of each element of compensation; why it was chosen; how the amount and formula are determined; and how decisions regarding that element fit into the overall compensation objectives and affect decisions regarding other compensation elements is presented below.

Compensation Element	Why Chosen	How Designed and Determined	Role Within Total Compensation
Base Salary	Provides a minimum level of pay that sustained individual performance warrants. This is especially important for a company in a cyclical business, such as Brunswick's marine businesses.	Reflects: • Peer median for positions with similar responsibilities and business size. • An executive's responsibilities and performance, as demonstrated over time. Salaries are reviewed annually to ensure they are externally competitive, reflect individual performance and are internally equitable relative to other Brunswick executives.	Foundation of total pay, as incentives and benefits are a function of base salary. Links performance and pay. A competitive base salary in a cyclical industry is important to attracting and retaining talent.
Annual Incentive: Brunswick Performance Plan (BPP) There are approximately 325 individuals who were named participants in 2006.	Primary compensation element to recognize performance against established business goals and reward accomplishments within a given year.	Target funding is set at planned performance for the year as approved by the Board of Directors. In 2006 for corporate headquarters employees, EPS and BVA were weighted 40 percent each and revenue growth 20 percent. There was no payout if the EPS performance threshold was not achieved, even if supported by BVA and revenue growth performance. While uncapped, funding has traditionally been limited to 200 percent of an individual's target BPP award. Performance criteria are not changed during the year. For 2007, revenue growth has been eliminated as a performance criterion for corporate headquarters employees and BVA and EPS are weighted 60 percent and 40 percent, respectively. Performance criteria for division presidents and employees for 2006 were based 75 percent on division BVA and 25 percent division operating margin performance. The Human Resources and Compensation Committee may adjust funding for unusual items, but has not done so for corporate headquarters funding, except to reduce or cap funding. Target funding is equal to the sum of individual target incentives (salary paid in the year times individual percentage target) for each participant. The key reference for establishing individual BPP targets for NEOs and other employees is peer median total actual annual cash compensation minus median base salary as a percent of median base salary. For 2006, percentage of salary targets for NEOs range from 75 percent to 100 percent. For 2007, Mr. McCoy's target is being increased to 120 percent to more closely reflect peer opportunities.	Signals "what is important" and "what is expected" for the year from the standpoint of corporate, divisional, unit and/or individual results. Focuses executives on achieving current objectives, which are necessary to attain longer term goals. Establishes appropriate performance and annual incentive relationships. Rewards business units and individuals within those units for actual performance.

Compensation Element	Why Chosen	How Designed and Determined	Role Within Total Compensation

BPP		Individual awards are determined on a discretionary basis using overall funding as approved by the Human Resources and Compensation Committee and the individual's pro rata portion of approved funding as adjusted for individual performance.
		
		For 2006, performance did not meet threshold payout criteria for corporate headquarters and most divisions. Performance levels that were required to support target funding in 2006 are as follow:
		
		• For Mr. McCoy, Mr. Leemputte, Mr. Smith, other headquarters BPP participants, Mr. Hamilton and Mr. Mackey:
		
		    100% Target
		  EPS $3.39
		  BVA (millions) $120
		  Revenue Growth 6.3%
		
		• For Life Fitness participants, including Mr. Hamilton:
		
		    100% Target
		  BVA (millions) $0.2
		  Operating Margin 10.7%
		
		Life Fitness BPP funded at 87 percent of target. Mr. Hamilton received a BPP award for 2006 that reflected his tenure with Life Fitness prior to assuming responsibility for the Boat Group on March 13, 2006.	

Long-Term Incentives: The cyclical nature of the marine industry affects the design of long-term incentives in several ways. Because Brunswick is a cyclical company, the Human Resources and Compensation Committee structured long-term incentives to reward financial performance over two or more years and reflect changes in stock price. Retention of key executives is also important, especially because Brunswick has no defined benefit pension plan for employees hired after April 1, 1999.

Compensation Element	Why Chosen	How Designed and Determined	Role Within Total Compensation

Strategic Incentive Plan (SIP)
 	
There are approximately 175 individuals who were named participants in 2006.
	Rewards achievement of mid-term (2 year) financial and performance goals against strategic indicators of success.
	
	Two year performance cycles are consistent with lengthening the time perspective for more senior executives, yet recognize the difficulty in establishing performance criteria in a cyclical business for periods longer than two years.
		SIP operates similar to BPP. Performance levels that were required to support target funding for 2005-2006 are as follow:
		
		    100% Target
		  BVA (millions) $315
		  EPS $7.00
		
		BVA and EPS were weighted 30 percent each and strategic factors (see above under the heading "What is Rewarded") were weighted 40 percent. For headquarters employees, strategic factor performance is based on the average strategic factor goal achievement of the divisions. Funding for divisional employees is based on achievement of its strategic factors and corporate EPS and BVA performance. There is no payout if the EPS performance threshold is not achieved.
			Reinforce management team building.
			
			Focus management team on creating value for shareholders.
			
			Use of financial and strategic objectives is more easily influenced by executive performance than is stock price.

Compensation Element	Why Chosen	How Designed and Determined	Role Within Total Compensation
SIP	Basing 60 percent of funding on overall company performance increases support for management to work cooperatively as a team in order to optimize value creation for shareholders and incentive funding for participants. Long-term incentives paid in cash helps ensure stock dilution is managed below competitive run rates and dilution levels while rewarding management for financial results within the performance period.	Performance criteria are not changed during the performance period. There is no funding cap. Awards for the 2004–2005 performance period paid in 2006 in excess of 200 percent of target were awarded in the form of restricted stock units with three-year vesting (see below). Awards represent the individual's prorated portion of approved funding based on their SIP target award. The target SIP opportunity as a percent of salary for NEOs equals their BPP targets (75 percent to 100 percent in 2006). For the 2005–2006 performance period, the 60 percent financial portion of SIP did not fund. Strategic factors funded at an average of 42 percent with a range of 30 percent to 50 percent by division. SIP participants may defer both BPP and SIP awards (see below under the heading "Post-Employment Compensation").	
Stock-Settled Stock Appreciation Rights (SARs) Approximately 350 individuals received awards in 2006.	Maximize the reward for management team successfully driving stock price appreciation. Widely used compensation element. Four-year ratable vesting and 10-year term are consistent with further lengthening the time perspective for senior managers. SARs are more efficient than stock options as they eliminate the need for those exercising to arrange financing of the exercise price and reduce the number of issued shares. Accounting for stock-settled SARs is the same as for non-qualified stock options. Accounting treatment did not influence the decision to use SARs.	For NEOs, SAR grant size is based on several factors: • Peer median total direct target compensation minus target cash compensation (peer median base salary plus individual BPP and SIP targets). This determines the dollar value of the total equity grant target and is consistent with targeting median pay for consistently solid company and individual performance. • 75 percent of targeted equity value is to be delivered by SAR grants. • Grant size represents a fixed share target that is established every two years when competitive peer compensation information is updated. The fixed share target for each NEO is determined by dividing the target SAR value by a representative value per share using the average share price for the previous two years. Using the average share price for the previous two years leverages price performance. For example, the resulting fixed share grant target is larger than it would otherwise have been if the current price were used in an appreciating market and smaller when the stock price is declining. The 2003 Stock Incentive Plan does not permit grant repricing. Grants have a 10-year term with 25 percent vesting per year.	Increase linkage to shareholders by rewarding stock price appreciation and tying wealth accumulation to performance. Reinforce team performance. Lengthen planning time perspective. Provide retention through the vesting period.

Compensation Element	Why Chosen	How Designed and Determined	Role Within Total Compensation
Restricted Stock Units (RSUs) Approximately 80 individuals receive grants annually.	Three-year cliff vesting consistent with lengthening the time perspective for more senior executives. Support retention of individuals deemed critical to future success. Recognize effect business cycles have on stock price. It is desirable to have a portion of an executive's equity at risk, even if in the short-term the stock price might be below the price on the grant date.	Annual RSU grants for NEOs represent 25 percent of targeted equity value. A current stock price is used to determine the number of RSUs to be granted. As a result the RSU grant size varies year to year with changes in stock price. Dividend equivalents are granted in the form of additional RSUs. Thus, dividends are only distributed on shares that actually vest. RSUs vest three years from date of grant. Retention RSUs awarded to NEOs in 2006 vest 100 percent at the end of four years from date of grant.	Reinforce retention of senior executives and team performance.
In 2006, 176 individuals received RSUs as part of their SIP award.	Delivered the portion of 2004 - 2005 SIP awards that were greater than 200 percent of target.	The stock price on date of grant was used to determine the number of RSUs representative of SIP award values greater than 200 percent of target.	Changes in stock price after paying SIP awards in excess of 200 percent of target in RSUs further affect the value of the award. It also lengthens the time from the beginning of the performance period to full value realization from two years to five years (two for performance period, three for RSU cliff vesting).
Performance Shares (PSs) Only Mr. McCoy receives PS awards.	PSs rather than RSUs are granted to Mr. McCoy to further increase his pay for performance relationship.	The number of performance shares to be earned is based on average BPP payout percent for corporate headquarters employees for each of 2006, 2007 and 2008 multiplied by 20,000, the target award level. For example, if BPP payout percent is 0 percent in 2006, 100 percent in 2007 and 110 percent in 2008, average payout percent is 70 percent and 14,000 performance shares will be earned. If Mr. McCoy terminates employment before the end of the performance period, all performance shares will be forfeited, except prorata distribution at end of performance period in the event of death or disability.	Recognize Mr. McCoy's role in achieving overall results.

Stock Ownership Requirements	Brunswick adopted fixed share ownership requirements for senior executives because of the difficulty of establishing share ownership guidelines based on salary level multiples in a cyclical company.

Management Level	Ownership Requirement	Approximate Salary Multiple @ $35 per share (2 year average)
Chief Executive Officer	175,000	7.5 X
Large Group Presidents and Chief Financial Officer	45,000	3.0 X
Other Group Presidents, Controller, Chief Legal Counsel, Chief Human Resources Officer	17,500	2.0 X
Other Officers	10,000	1.5 X

Senior executives must satisfy these stock ownership requirements within five years from the later of attainment of executive officer status or promotion to a position with a higher ownership requirement. Compliance with these ownership requirements is reviewed by the Board of Directors annually. Executive officers not meeting the requirements have their SIP award automatically deferred into RSUs (with 20 percent premium). The 20 percent premium is consistent with the 20 percent premium provided to those electing to defer SIP into RSUs. The elective premium was adopted to encourage senior executives to acquire a meaningful ownership interest in the company. Shares owned include: shares directly owned, shares held in trust, share equivalents held in qualified defined contribution plan, and RSUs. Unexercised stock options or stock-settled SARs or outstanding performance shares are not counted as "owned."

If a senior executive still does not meet the ownership requirements after deferral of an SIP award into RSUs, BPP is deferred into RSUs without a premium. There is no policy in place for hedging the economic risk of ownership. All NEOs currently have stock ownership levels that meet or exceed these requirements.

Claw Backs: The Human Resources and Compensation Committee can require the repayment of all or a portion of previous BPP and SIP awards or gains from stock options and SARs exercised or RSUs distributed as deemed appropriate by the Committee in the event of misconduct that causes a restatement of financial results.

Post-Employment Compensation: Post-employment compensation elements that are not offered to salaried employees in general are summarized below.

Compensation Element	Why Chosen	How Designed and Determined	Role Within Total Compensation
Supplemental Salaried Pension Plan

There are approximately 35 active employees with non-qualified benefits. Mr. Hamilton is the only NEO. | Ensure employees with covered compensation or pension above IRS defined benefit qualified plan limits receive their intended pension benefits. | The difference between an employee's earned pension and that permissible by IRS qualified limits is paid on a non-qualified basis by the company and is subject to the claims of creditors.

To attract Mr. Hamilton in 1995 from his previous employer, an additional 12.5 years of credited service will be used in calculating his non-qualified pension benefit. The supplemental benefit is to be offset by his pension from his previous employer. | Provide a retirement benefit that is consistent with those who are not affected by the IRS compensation and benefit limits and reflects an individual's full career and covered pay earned. |

Compensation Element	Why Chosen	How Designed and Determined	Role Within Total Compensation
Brunswick Restoration Plan There are approximately 300 participants in this plan.	Ensure employees with covered compensation or contributions above IRS qualified defined contribution plan limits receive their intended pension benefit.	If an employee elects to participate in the Restoration Plan, 401(k) contributions and Brunswick match on these contributions above the IRS limit are credited to this plan. Brunswick profit sharing for eligible employees is automatically credited to their Restoration Plan account.	Provide a retirement benefit consistent with that of employees who are not affected by the IRS compensation and benefit limits. Without the Restoration Plan, these individuals would not be able to take full advantage of this defined contribution pension program.
Elective Deferral There are approximately 170 SIP participants eligible to defer.	Provide eligible employees the opportunity to save in a tax-advantaged manner.	SIP participants may elect to defer up to 100 percent of Brunswick Performance Plan (BPP) and Strategic Incentive Plan (SIP) awards. SIP awards can be deferred as RSUs or cash equivalents. Cash equivalents are treated as if credited to one of the qualified defined contribution investment alternatives. Deferred RSUs are credited with a 20 percent premium that vests after three years. The 20 percent premium is intended to encourage stock ownership.	Encourage ownership of Brunswick stock thus increasing alignment of economic interests with shareholders. Provide flexibility in the individual management of long-term savings.
Automatic Deferral Messrs. McCoy, Mackey and Hamilton currently have Automatic Deferrals.	Defer compensation that would otherwise be non-tax-deductible to Brunswick by reason of IRC Section 162(m) to six months after termination. Deferred amounts earned and vested prior to 12/31/2004 are remitted to the executive at such time as tax-deductible by Brunswick.	Senior executives are required to defer receipt of compensation in excess of $1.5 million in order to limit non-deductible compensation under Section 162(m) of the tax code. Financial returns on required automatic deferrals are based on either (i) an interest rate equal to the greater of the prime rate at J.P. Morgan Chase plus 4 percentage points, or Brunswick's short-term borrowing rate or (ii) securities selected by the participant. The 4 percent increment is used to recognize that the NEO does not receive the BPP and / or SIP award otherwise earned until some time in the future, typically on retirement or other termination of employment. If the executive has an underlying elective deferral in place where SIP deferrals into RSUs were selected, the automatic deferral is treated as if in RSUs with a 20 percent premium.	Preserve tax deductibility of senior executives' compensation by Brunswick.
Split-Dollar Life Insurance Replacement 12 individuals, including all NEOs, have replacement policies.	To provide an insured death benefit and allow for capital accumulation, split-dollar life insurance was implemented. Changes in tax law and Sarbanes-Oxley eliminated ability to offer split-dollar life insurance policies. To meet existing obligations, policies were restructured in January 2004.	Policies were restructured to eliminate loans and approximate as closely as possible the death benefit and cash value at maturity of the policy as originally issued. Premiums were reduced because they no longer had to support repayment of loans. Payments to executives to pay policy premium were structured so that the net present value cost to Brunswick of the program did not increase. Pre-2003 loans on these policies were grandfathered under Sarbanes-Oxley and remain outstanding. The loans must be repaid when the policy matures.	Executives with split-dollar life insurance replacements do not receive basic life insurance coverage. Executives hired since 2003 are provided only with basic life insurance coverage on the same terms as other salaried employees.

Compensation Element	Why Chosen	How Designed and Determined	Role Within Total Compensation
Terms and Conditions of Employment

15 individuals have agreements, including all NEOs. | Describes duties of executive and memorializes "at will" nature of employment relationship.

Sets out a detailed listing of the executive's compensation, benefits, and perquisites.

Consolidates restrictive covenants that exist during and after employment (e.g. non-competition, confidentiality, non-solicitation).

Establishes limits of compensation and benefits to which an executive is entitled in the event of termination. | Agreements define severance terms if Brunswick terminates the executive or the executive terminates for Good Reason:
- Termination following a Change in Control: severance payment of three times the sum of the annual base salary and target BPP and SIP incentives and other benefits and perquisites for up to 36 months, including retirement benefits. Benefits will be reduced by up to 10 percent to avoid tax gross-up on benefits in excess of Section 280G excessive parachute payment limit.
- Termination other than following a Change in Control: severance payment of two times for Chairman and Chief Executive Officer and 1.5 times for other NEO's sum of base salary, BPP (at discretion of Chairman and Chief Executive Officer for other NEOs), and other benefits and perquisites for up to 24 months for the Chairman and Chief Executive Officer and 18 months for other NEOs, including retirement benefits.
- Brunswick may terminate the Terms and Conditions of Employment on six months notice, except that after a Change in Control, Brunswick may not terminate until the second anniversary of the Change in Control.
- There are no severance benefits for those terminating due to death, long-term disability or for cause.
"Change In Control" means any of the following:
- An acquisition by any individual, entity, or group of beneficial ownership of 25 percent or more of Brunswick's common stock;
- The consummation of a merger, reorganization, consolidation, or sale or other disposition of all or substantially all of the assets of the company; or
- The approval by shareholders of a complete liquidation or dissolution of the Company.
"Good Reason" means any of the following without the executive's express written consent:
- Material breach of provisions of employment agreement;
- Failure to provide benefits generally provided to similarly situated senior executives; | Help assure retention of executive experience, skills, knowledge, and background for the benefit of the Company, and the efficient achievement of the long-term strategy of the Company.

Reinforce and encourage continued attention and dedication to duties without distraction arising from the possibility of a Change in Control.

Have senior executives agree to provisions relating to non-competition and non-solicitation. |

Compensation Element	Why Chosen	How Designed and Determined	Role Within Total Compensation
Terms and Conditions of Employment		• Reduction in authority or responsibility; • Reduction in compensation; • Relocation beyond a reasonable commuting distance; and • Following a Change in Control, failure to obtain a satisfactory agreement from any successor to assume and agree to abide by employment agreement terms. These reasons protect executives from being effectively demoted or having their pay reduced in an effort to force them to quit.	

Perquisites: Outlined below are the benefits for NEOs that are not offered to salaried employees in general. These low-cost, but highly valued perquisites help NEOs effectively use their limited personal time; recognize they are on call 24 hours a day, seven days a week; help enhance their understanding of Brunswick products; and protect their physical and financial health and thus Brunswick's investment in their development.

Compensation Element	Why Chosen	How Designed and Determined
Financial Planning	To ensure executives fully understand the value of their compensation and are in compliance with all tax filings.	NEOs can either participate in a financial counseling program with The Ayco Company, L.P. or receive a payment in April for financial planning, tax return preparation and estate planning.
Executive Product Program	The product program is designed to encourage the use of Brunswick products to enhance understanding and appreciation of Brunswick's businesses and identify product integration opportunities.	NEOs are provided with Brunswick products up to specified dollar values.
Boat Usage	To encouraging active participation in boating.	Boats made available to select senior executives are used for marketing purposes, hosting of civic events and personal use.
Excess Liability Insurance	To protect officers against the risks of operating a boat the excess liability insurance program was reestablished.	$5 million in additional coverage for claims made for bodily injury, property damage, and personal injury liability above required underlying coverage (worldwide coverage for homes, cars and boats).
Executive Physical Program	A physical program for senior executives was established in 2005 to protect Brunswick's investment in its leadership.	Senior executives are required by the Human Resources and Compensation Committee to have an annual physical examination and have rapid access to healthcare providers.
Home Security	To provide security for the Chairman and Chief Executive Officer and the Vice Chairman and President - Boat Group.	Home security systems are installed and maintained.
Personal Aircraft Usage	To provide for ready access to many remote plant locations Brunswick owns several aircraft.	The Chairman and Chief Executive Officer and his family may use Company aircraft for personal use up to 50 hours per year, with Company-paid tax gross-up on imputed income. Above 50 hours of personal usage there is no tax gross-up.

Compensation Element	Why Chosen	How Designed and Determined
Personal Aircraft Usage	Personal use of corporate aircraft by the Chairman and Chief Executive Officer: • Provides for the security of the Chairman and Chief Executive Officer. • To use limited personal time effectively. If available, other NEOs may use company aircraft for personal purposes.	Other NEOs may use Company aircraft as approved by the Chairman and Chief Executive Officer.

Total Compensation Decisions:

Total compensation decisions normally are made at the first meeting of the Human Resources and Compensation Committee and Board of Directors each year. Decisions with respect to the previous year's performance and resulting BPP and SIP awards, as well as equity awards and base salary increases for the current year, are made at this meeting. Base salary increases are generally effective the first full pay period in April.

Brunswick has not adopted a formal policy regarding the granting of equity awards when the company is in possession of material non-public information. However, equity grant terms and conditions and number of shares for NEOs and other senior executives are reviewed and approved by the Human Resources and Compensation Committee at this first meeting of the year, which is generally held the week after Brunswick publicly discloses its financial results for the previous year. The effective date of NEO equity grants is one week after the Human Resources and Compensation Committee meeting. The exercise price is set at 100 percent of the closing price on the effective date. Equity grants for new hires, if applicable, are typically made on their first day of employment. A 2006 review of equity grant dates for a 10 year period did not identify any equity grant backdating issue at Brunswick.

Compensation Committee Report

The Human Resources and Compensation Committee reviewed and discussed the Compensation Discussion & Analysis with the Chairman and Chief Executive Officer, and Senior Vice President and Chief Financial Officer.

Based on that review and discussion, the Committee recommended to the Board of Directors of Brunswick Corporation that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and the Company's Proxy Statement to be filed in conjunction with the Company's 2007 Annual Meeting.

Manuel A. Fernandez, Chairman
Graham H. Phillips

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation earned by each of the Company's NEOs for the year ended December 31, 2006.

Name and Principal Position	Year	Salary [1]	Bonus	Stock Awards [2]	Option Awards [3]	Non-Equity Incentive Plan Compensation [4]	Change in Pension Value and Non-qualified Deferred Compensation Earnings [5]	All Other Compensation [6]	Total
Dustan E. McCoy Chairman and Chief Executive Officer	2006	$800,000	$ -	$814,173	$636,321	$328,000	$94,034	$903,430	$3,575,958
Patrick C. Mackey Executive Vice President, Chief Operating Officer - Marine and President - Mercury Marine Group	2006	$499,615	$ -	$540,710	$166,199	$204,800	$89,776	$346,753	$1,847,853
Peter G. Leemputte Senior Vice President and Chief Financial Officer	2006	$443,262	$ -	$455,207	$186,258	$181,700	$ -	$238,509	$1,504,936
Marschall I. Smith Vice President, General Counsel and Secretary	2006	$395,946	$ -	$259,812	$40,015	$121,800	$ -	$243,899	$1,061,472
Peter B. Hamilton [7] Vice Chairman and President - Brunswick Boat Group	2006	$530,961	$ -	$360,404	$85,143	$290,137	$758,308	$190,580	$2,215,533

(1) The amounts shown in this column constitute actual base salary paid. Annual salaries as of December 31, 2006, are as follow:

McCoy	**Mackey**	**Leemputte**	**Smith**	**Hamilton**
$800,000	$505,000	$450,000	$400,000	$535,000

(2) The amounts shown in this column constitute the accrued 2006 expense relating to restricted stock units (RSUs) and performance shares granted under the 1991 and 2003 Stock Incentive Plans. Shares are expensed pursuant to Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (FAS 123R). For assumptions used in the valuation of such awards, see Note 15 to the financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. For further information on these awards, see the Grants of Plan-Based Awards table.

(3) The amounts shown in this column constitute the accrued 2006 expense of stock-settled stock appreciation rights (SARs) and non-qualified stock options granted under the 1991 and 2003 Stock Incentive Plans. For assumptions used in the valuation of such awards, see Note 15 to the financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. For further information on these awards, see the Grants of Plan-Based Awards table.

(4) The amounts shown in this column constitute payments made under the annual Brunswick Performance Plan (BPP) and long-term Strategic Incentive Plan (SIP). For the 2006 BPP, Mr. Hamilton received a payout related to his time as President - Life Fitness. Payments under these plans for each of the NEOs are as follow:

		McCoy	**Mackey**	**Leemputte**	**Smith**	**Hamilton**
BPP	………	$ -	$ -	$ -	$ -	$ 72,437
SIP	………	$328,000	$204,800	$181,700	$121,800	$217,700

From these payments, the following amounts were deferred in February 2007:

		McCoy	**Mackey**	**Leemputte**	**Smith**	**Hamilton**
BPP	………	$ -	$ -	$ -	$ -	$ -
SIP	………	$254,576	$ -	$ -	$ -	$ -

(5) The amounts shown in this column include:

- For Messrs. McCoy, Mackey and Hamilton, above-market interest paid on required automatic deferrals. Senior executives with compensation in excess of $1.5 million that is not qualified under Section 162(m) of the Internal Revenue Code automatically have such excess compensation deferred. Deferred cash equivalent balances are credited with (i) an interest rate equal to the greater of the prime rate at JP Morgan Chase plus 4 percent, or Brunswick's short-term borrowing rate or (ii) returns on securities selected by the officer. Interest earned on securities selected by the officer is a market rate of return and is therefore not included in this column. Interest credited to deferred cash equivalent balances in excess of 120 percent of the IRS Applicable Federal Rate is as follows:

	McCoy	Mackey	Hamilton
2006	$94,034	$89,776	$285,895

- The aggregate of the increase in actuarial values of benefits under Brunswick's Salaried Pension Plan and Supplemental Pension Plan, totaling $472,413 for Mr. Hamilton.

(6) The amounts shown in this column include the following:

Defined Contribution Plan Contributions: Brunswick contributions to defined contribution programs, including both qualified and non-qualified (to provide for contributions in excess of IRS limits) per the contribution formulas detailed in the Narrative to Non-Qualified Deferred Compensation Table:

		McCoy	Mackey	Leemputte	Smith	Hamilton
Qualified						
2006	....	$22,000	$22,000	$22,000	$22,000	$3,960
Non-Qualified						
2006	....	$202,684	$159,362	$149,506	$97,035	$5,597

As noted in footnote 5, only Mr. Hamilton has a defined benefit pension benefit.

Financial Counseling: Brunswick offers financial counseling services, including tax preparation, to officers through The Ayco Company, L.P. Messrs. McCoy and Hamilton are reimbursed for financial counseling provided by firms with which they have had ongoing relationships. Prior to 2006, Mr. Mackey had also received reimbursement for services outside the Ayco program. Mr. Mackey's 2006 fees include additional fees for his initiation into the program. The incremental cost to the Company attributable to these services is based on the actual dollars reimbursed in the cases of Messrs. McCoy and Hamilton, and for all others the actual contracted rate charged by The Ayco Company to perform these services and is as follows:

		McCoy	Mackey	Leemputte	Smith	Hamilton
2006	....	$18,000	$12,625	$8,950	$8,950	$13,000

Product Program: In 2005, Brunswick adopted a product program for officers. This program is designed to encourage the use of Brunswick products to enhance understanding and appreciation of Brunswick's businesses and identify product integration opportunities. Officers who serve as directors, the Chief Financial Officer and the Presidents of Mercury and the Boat Group are each eligible to select products with an aggregate annual value of up to $15,000. Other officers are each eligible to select products with an aggregate annual value of up to $10,000 annually. Previously, unused amounts could be carried over to subsequent years, but were subject to forfeiture if not used by March 15, 2007. This carryover feature has since been removed from the program. The incremental cost of products selected, based on dealer costs, and gross-ups for the payment of taxes in the current period, are as follows (Mr. McCoy's Cost total includes amounts carried over from previous years):

	McCoy		Mackey		Leemputte		Smith		Hamilton	
	Cost	Gross-up	Cost	Gross-up	Cost	Gross-up	Cost	Gross-up	Cost	Gross-up
2006	$25,265	$16,461	$ -	$ -	$11,187	$7,288	$3,486	$2,271	$8,464	$5,515

Boat Program: Brunswick encourages active participation in boating on the part of Company officers. Boats made available to officers are used for marketing purposes, hosting of civic events, personal usage and to enhance product knowledge. The amounts reported are based on incremental cost to the Company, which consists of incremental dealer discounts plus slip fees, fuel and other incidentals, such as cleaning and repairs. The incremental cost to the Company attributable to personal usage, and gross-ups for the payment of taxes in the current period, are as follows:

	McCoy		Mackey		Leemputte		Smith		Hamilton	
	Cost	Gross-up	Cost	Gross-up	Cost	Gross-up	Cost	Gross-up	Cost	Gross-up
2006 ……	$156,518	$66,160	$38,111	$18,983	$1,109	$468	$1,676	$710	$463	$199

Personal Use of Company Aircraft: The amounts reported are based on incremental cost to the Company, which consists of an hourly cost of operating the aircraft, including fuel, maintenance and other variable costs such as meals, lodging and overtime for the crew and other incidentals, such as cleaning and repairs. The incremental cost to the Company attributable to personal use of corporate aircraft, including travel to meetings of the boards of directors of other companies, and gross-ups for the payment of taxes in the current period, are as follows:

	McCoy		Mackey		Leemputte		Smith		Hamilton	
	Cost	Gross-up	Cost	Gross-up	Cost	Gross-up	Cost	Gross-up	Cost	Gross-up
2006 ……	$108,298	$18,915	$24,210	$3,573	$16,120	$ -	$ -	$ -	$5,783	$691

Relocation: Mr. McCoy's promotion to Chairman and Chief Executive Officer resulted in his relocation from Knoxville, Tennessee to Lake Forest, Illinois. Brunswick's standard relocation policy would have provided Mr. McCoy with a three year cost of living allowance, paid annually, totaling $138,822 net of taxes. This allowance is largely attributable to higher state taxes and housing costs in Illinois. In lieu of this allowance, a one time payment of $100,000 was made to Mr. McCoy. Additionally, direct costs related to his moving expenses totaled $95,176.

Life Insurance: The Sarbanes-Oxley Act of 2002 prohibits loans to executive officers. This loan prohibition combined with changes in taxation of split-dollar life insurance forced Brunswick to restructure existing split-dollar life insurance policies. Policies were restructured in 2004 such that the net present value cost to Brunswick did not increase. Executives are now responsible for payment of annual premiums and keeping their policies current. Annual payments to executives related to premium payments are as follow:

	McCoy	Mackey	Leemputte	Smith	Hamilton
2006 …………………	$38,865	$65,776	$25,159	$106,049	$130,935
Policy Maturity Date	7/1/2014	1/1/2016	1/1/2022	7/1/2016	7/1/2014

These individuals are not provided any life insurance through the Company's basic life program for employees.

Other Benefits: Each of the NEOs also received some or all of the following perquisites and other personal benefits, none of which exceeded $25,000 or 10 percent of the perquisites and other personal benefits for that NEO: (a) an annual executive physical examination, (b) a home security system, (c) excess liability insurance, (d) spouse travel, and (e) a holiday gift. The aggregate of gross-ups provided to each NEO in relation to these items is as follows:

	McCoy	Mackey	Leemputte	Smith	Hamilton
2006 ………	$8,962	$333	$285	$285	$2,190

(7) Mr. Hamilton retired from Brunswick effective January 31, 2007.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Award ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Dustan E. McCoy	1/1/2006	$200,000 [1]	$800,000 [1]	$1,600,000 [1]							
	1/1/2006	$200,000 [2]	$800,000 [2]	$1,600,000 [2]							
	2/14/2006								150,000 [3]	$39.15	$5,782,500
	2/14/2006							6,450 [4]			$252,517
	2/14/2006				5,000 [5]	20,000 [5]	26,000 [5]				$783,000
Patrick C. Mackey	1/1/2006	$124,904 [1]	$499,615 [1]	$999,230 [1]							
	1/1/2006	$126,250 [2]	$505,000 [2]	$1,010,000 [2]							
	2/14/2006								20,000 [3]	$39.15	$783,000
	2/14/2006							6,425 [4]			$251,539
	2/14/2006							12,500 [6]			$489,375
	2/14/2006							2,973 [7]			$116,393
Peter. G. Leemputte	1/1/2006	$110,817 [1]	$443,269 [1]	$886,538 [1]							
	1/1/2006	$112,500 [2]	$450,000 [2]	$900,000 [2]							
	2/14/2006								20,000 [3]	$39.15	$783,000
	2/14/2006							5,020 [4]			$196,533
	2/14/2006							2,200 [6]			$86,130
	2/14/2006							422 [7]			$16,521
	2/14/2006							15,000 [8]			$587,250
Marschall I. Smith	1/1/2006	$74,243 [1]	$296,972 [1]	$593,944 [1]							
	1/1/2006	$75,000 [2]	$300,000 [2]	$600,000 [2]							
	2/14/2006								12,000 [3]	$39.15	$469,800
	2/14/2006							2,899 [4]			$113,496
	2/14/2006							1,300 [6]			$50,895
	2/14/2006							3,450 [7]			$135,068
Peter B. Hamilton	1/1/2006	$132,741 [1]	$530,963 [1]	$1,061,926 [1]							
	1/1/2006	$133,750 [2]	$535,000 [2]	$1,070,000 [2]							
	2/14/2006								20,000 [3]	$39.15	$783,000
	2/14/2006							5,480 [4]			$214,542
	2/14/2006							2,200 [6]			$86,130

(1) Consists of awards under the 2006 Brunswick Performance Plan (BPP). Of the NEOs, only Mr. Hamilton earned an amount under this plan in 2006. The amount earned is reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table.

(2) Consists of awards under the Strategic Incentive Plan (SIP) with respect to a two-year performance period ending December 31, 2007. The value of the award is determined at the end of the two-year performance period by measuring actual performance vs. established financial and strategic goals.

(3) Consists of SARs awarded under the 2003 Stock Incentive Plan. Awards vest one-fourth on each of the first through fourth anniversaries of the grant date.

(4) Consists of RSUs awarded under the 2003 Stock Incentive Plan. These RSUs were granted based on the actual performance of the 2004-2005 Strategic Incentive Plan, which performed at 245 percent on average, but was capped at 200 percent for the cash payout. These RSUs were granted in lieu of the additional 45 percent cash payout. Awards vest one-third on each of the first through third anniversaries of the grant but are not released until the third anniversary of the grant, subject to continued employment or in the event of a Change in Control.

(5) Consists of performance shares awarded under the 2003 Stock Incentive Plan. Performance shares convert to shares of Brunswick common stock at the end of a three-year performance period. The final award is determined by multiplying 20,000 by the three-year average percent payout of our 2006, 2007 and 2008 BPP, not to exceed 26,000 shares.

(6) Consists of RSUs awarded under the 2003 Stock Incentive Plan as part of these executive officers' annual compensation package. Awards vest in full on the third anniversary of the grant date, subject to continued employment or in the event of a Change in Ccontrol.

(7) Consists of RSUs awarded under the 2003 Stock Incentive Plan. This award represents a 20 percent premium credited to deferral of the cash portion of the 2004-2005 SIP incentive the executive elected to defer in RSUs. Awards vest in full on the third anniversary of the grant date, subject to continued employment, or in the event of a Change in Control.

(8) Consists of RSUs awarded under the 2003 Stock Incentive Plan as part of a one-time retention grant for select NEOs. Awards vest in full on the fourth anniversary of the grant date, subject to continued employment or in the event of a Change in Control.

Narrative to Summary Compensation Table and Plan-Based Awards Table

Terms and Conditions of Employment

In January 2007, executive Terms and Conditions of Employment were modified to incorporate a "double trigger" (effective termination of employment by the Company following a Change in Control of the Company) for senior executives other than the Chairman and Chief Executive Officer, rather than the "modified single trigger" (executive decision to terminate employment following a Change in Control of the Company) in earlier agreements. In addition to incorporating a double trigger, agreements were revised to include all employment terms and conditions. The Terms and Conditions of Employment confirm that employment is at will and outline the senior executives' roles and responsibilities and the compensation and benefits provided in exchange for their services. Eligibility for certain perquisites is also addressed.

The Terms and Conditions of Employment also contain provisions regarding termination of employment. Please see *Other Potential Post-Employment Payments* for an additional discussion of the Terms and Conditions of Employment.

Awards

Grants of RSUs were made to all NEOs in 2006 pursuant to the Brunswick 2003 Stock Incentive Plan. RSUs were granted in the following four categories: annual grants, retention grants, SIP deferral premiums and 2004-2005 SIP payout grants above the 200 percent earned award. Annual RSU grants and SIP deferral premium RSU grants vest three years from the date of grant, while SIP RSU grants above the 200 percent earned award vest one-third on each of the first through third anniversaries of the date of grant, and retention grants vest four years from the date of grant. The number of RSUs awarded under the annual, SIP deferral premium and SIP payout above 200 percent is as follows: Mr. McCoy, 6,450 units; Mr. Mackey, 21,898 units; Mr. Leemputte, 7,642 units; Mr. Smith, 7,649 units; and Mr. Hamilton, 7,680 units. Mr. Leemputte received 15,000 units under the retention grant and was the only NEO who received this grant. Dividend equivalencies are credited to RSUs during the vesting period.

A performance share grant of 20,000 shares was made in 2006 to Mr. McCoy. The number of performance shares earned is to be based on the average BPP payout percent for corporate headquarters employees for each of 2006, 2007 and 2008 multiplied by 20,000 (the target award level) to a maximum of 130 percent of target. The 2006 BPP payout was 0 percent.

Grants of SARs were made to all NEOs in 2006 pursuant to the Brunswick 2003 Stock Incentive Plan. SARs are granted annually and vest one-fourth on each of the first through fourth anniversaries of the grant date. The number of shares represented by the SARs awarded under the annual grant is as follows: Mr. McCoy, 150,000 shares; Mr. Mackey, 20,000 shares; Mr. Leemputte, 20,000 shares; Mr. Smith, 12,000 shares; and Mr. Hamilton, 20,000 shares.

In 2006, potential awards were granted to the NEOs under the 2006-2007 SIP. Payout of SIP is contingent on attainment of established financial and strategic goals at the end of the two-year performance period. For the 2006-2007 performance period, BVA and EPS comprise the financial goals. The strategic goals consist of initiatives tied to customer satisfaction, market share growth, product innovation and employee satisfaction.

In 2006, potential awards were granted to the NEOs under the 2006 BPP. Payout of BPP is contingent on attainment of established financial goals. Messrs. McCoy, Mackey, Leemputte, Smith and Hamilton are on the corporate BPP. Their BPP measures were weighted 40 percent on EPS, 40 percent on BVA and 20 percent on revenue growth. Mr. Hamilton was on a divisional BPP while serving as President - Life Fitness. His BPP measures were weighted 75 percent on BVA and 25 percent on operating margin. In 2006, only Mr. Hamilton earned an award under the 2006 BPP based on his time as President - Life Fitness. This award is reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards [1]					Stock Awards [2]			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested	Market Value of Shares or Units of Stock Held That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Dustan E. McCoy	3,000	3,000	-	$21.83	4/30/2013	12,559	$400,619	20,000	$638,000
	6,000	6,000	-	$38.36	2/18/2014	1,654	$52,749		
	5,000	15,000	-	$46.12	1/31/2015	6,570	$209,572		
	-	150,000	-	$39.15	2/14/2016	25,464	$812,293		
						5,248	$167,400		
Patrick C. Mackey	22,500	-	-	$19.92	2/6/2011	12,559	$400,619		
	6,000	3,000	-	$21.83	4/30/2013	1,654	$52,749		
	6,000	6,000	-	$38.36	2/18/2014	12,732	$406,147		
	5,000	15,000	-	$46.12	1/31/2015	6,544	$208,759		
	-	20,000	-	$39.15	2/14/2016	3,028	$96,604		
Peter G. Leemputte	1,750	1,750	-	$21.83	4/30/2013	12,559	$400,619		
	2,500	1,250	-	$26.55	8/15/2013	1,654	$52,749		
	3,000	6,000	-	$38.36	2/18/2014	2,241	$71,482		
	5,000	15,000	-	$46.12	1/31/2015	5,113	$163,108		
	-	20,000	-	$39.15	2/14/2016	15,278	$487,376		
						1,064	$33,942		
						363	$11,564		
						430	$13,707		
Marschall I. Smith	1,750	1,750	-	$21.83	4/30/2013	6,279	$200,310		
	1,750	3,500	-	$38.36	2/18/2014	1,033	$32,968		
	3,000	9,000	-	$46.12	1/31/2015	1,324	$42,239		
	-	12,000	-	$39.15	2/14/2016	3,514	$112,096		
						2,052	$65,447		
						2,605	$83,085		
						2,952	$94,180		
Peter B. Hamilton	30,000	-	-	$19.9375	7/28/2008	8,372	$267,080		
	40,000	-	-	$22.875	4/21/2009	1,240	$39,562		
	45,000	-	-	$18.875	7/26/2010	2,241	$71,482		
	90,000	-	-	$19.92	2/6/2011	5,582	$178,055		
	9,000	3,000	-	$21.83	4/30/2013				
	6,000	6,000	-	$38.36	2/18/2014				
	3,750	11,250	-	$46.12	1/31/2015				
	-	20,000	-	$39.15	2/14/2016				

(1) Options vest at a rate of 25 percent per year over the first four years of the 10-year option term.

(2) Annual RSU grants vest three years from date of grant. RSUs awarded under the annual SIP premium vest one-third per year for three years. Retention RSUs awarded in 2006 vest 100 percent at the end of four years from the date of grant. For vesting of the performance share grant awarded to Mr. McCoy, see the discussion of performance shares under "Compensation Element" in the Compensation Discussion & Analysis.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards [1]	
Name	Number of Shares Acquired On Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Dustan E. McCoy	-	-	12,533	$491,544
Patrick C. Mackey	-	-	14,616	$576,663
Peter G. Leemputte	-	-	13,553	$483,213
Marschall I. Smith	-	-	9,775	$387,417
Peter B. Hamilton	-	-	12,533	$491,544

(1) Includes the following number of vested RSUs awarded under the annual SIP premium deferred on February 4, 2003, and vesting on January 13, 2006, using a market price of $40.86/share:

McCoy	Mackey	Leemputte	Smith	Hamilton
-	2,083	1,020	2,464	-
$ -	$85,119	$41,695	$100,680	$ -

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service [1]	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Peter B. Hamilton	Salaried Pension Plan	11.08	$830,099	$ -
	Supplemental Salaried Pension Plan	23.58	$3,698,268	$ -

(1) Under an agreement with Brunswick, Mr. Hamilton's years of service credited under the Supplemental Salaried Pension Plan include credit for 12.5 years of service with a previous employer. Mr. Hamilton's pension under this plan will be reduced by the pension he receives from that employer. The values shown in the above table include this reduction.

Narrative to Pension Benefits Table

The Salaried Pension Plan is a non-contributory plan providing for benefits following retirement under a formula based upon age, years of participation in the plans up to 30 years and the average of the three highest consecutive years' earnings (salaries, annual BPP and commissions, but excluding payouts under the SIP). Participation in the salaried pension plan is frozen, with no new participants being added after April 1, 1999.

Assumptions used in determining the present value of Mr. Hamilton's accumulated benefit are as follow:

- Retirement at age 65
- Pre- and Post-Retirement Mortality according to the 1994 GAM table for annuity benefits
- Pre- and Post-Retirement Mortality as specified in Revenue Ruling 2001-62 for lump sum benefits
- 5.75 percent discount rate for annuity benefits
- 4.73 percent interest rate (the November 2005 30-year Treasury Rate) for lump sum benefits
- 12.5 years of service credit from his prior employer per his Special Service Agreement
- Offset of $4,088 per month of accrued benefit from his prior employer

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY [1]	Registrant Contributions in Last FY	Aggregate Earnings in Last FY [2]	Aggregate Withdrawals / Distributions	Aggregate Balance at Last FYE
Dustan E. McCoy	$1,463,127	$202,684	$(97,108)	$ -	$5,412,744
Patrick C. Mackey	$1,303,969	$299,041	$326,015	$ -	$6,087,364
Peter G. Leemputte	$154,833	$161,022	$10,925	$ -	$1,873,528
Marschall I. Smith	$749,204	$252,198	$(298,204)	$ -	$3,021,948
Peter B. Hamilton	$730,062	$5,597	$569,094	$ -	$5,088,429

(1) 100 percent of the amount for each NEO in this column is reported in the Summary Compensation Table.

(2) Amounts in this column include above-market interest previously reported in the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column of the Summary Compensation Table.

Narrative to Non-Qualified Deferred Compensation Table

The Non-Qualified Deferred Compensation table presents amounts deferred in 2006 under the Elective Incentive Deferred Compensation, Restoration (non-qualified plan to provide for contributions in excess of IRS limits) and Automatic Deferred Compensation plans plus effect of previous deferrals.

Under the Elective Incentive Deferred Compensation Plan participants may defer up to 100 percent of BPP and SIP awards. Deferrals may be made as cash or stock. Cash deferrals are credited with earnings and losses based on the rate of return of mutual funds selected by the executive. The investment options mirror those of the qualified 401(k) plan and are managed by the participant in the same manner. Stock deferrals are valued on the same bases as Brunswick common stock and are credited with a 20 percent premium with a three-year vesting period.

Under the Restoration Plan, participants may defer up to 40 percent of their base salary, BPP and SIP. Deferrals are credited with earnings and losses based on the rate of return of mutual funds selected by the executive. The investment options mirror those of the qualified 401(k) plan and are managed by the participant in the same manner. Brunswick contributes to this plan according to the following formulas:

Rewards Plan Participants (Messrs. McCoy, Mackey, Leemputte and Smith): One dollar for every dollar contributed by the employee, up to 3 percent of annual pay, and 50 cents for every dollar on the next 2 percent, plus an annual 3 percent profit sharing contribution and a variable profit sharing contribution up to 6 percent based on company performance.

Brunswick Retirement Savings Plan Participants (Mr. Hamilton): 5 percent of employee contributions, up to 6 percent of annual pay, plus an annual discretionary contribution of up to 25 percent of employee contributions as determined by the board of directors.

The rate of return in 2006 for each fund and the NEOs who selected those funds in the Elective Incentive Deferred Compensation Plan and the Restoration Plan are indicated in the following table:

Fund	Rate of Return	McCoy	Mackey	Leemputte	Smith	Hamilton
Brunswick Short Term Bond	4.4%	X	X	X	X	
Vanguard Total Bond Market Index	(0.7)%		X	X		
Vanguard Wellington	6.8%		X			
Royce Premier	4.7%					
Vanguard 500 Index	13.6%		X	X	X	
Vanguard Morgan Growth	7.2%				X	
Vanguard Windsor II	10.9%		X	X	X	
Vanguard Total Int'l Stock Index	23.8%		X			X
Brunswick ESOP Company Stock	(21.7)%		X		X	

Under the Automatic Deferred Compensation Plan, participants are required to defer annual earnings in excess of $1.5 million to protect the tax deductibility to the Company of such compensation under Section 162(m) of the Internal Revenue Code. Deferred cash equivalent balances are credited with (i) an interest rate equal to the greater of the prime rate at JP Morgan Chase plus 4 percent, or Brunswick's short-term borrowing rate or (ii) returns on securities selected by the executive. If the executive has an election in place to defer their SIP into stock, automatic deferrals are deferred as stock and are credited with a 20 percent premium with a three-year vesting period.

Distributions of cash deferrals are made after the passage of six months post termination. Stock deferrals may be distributed upon vesting of the 20 percent premium, depending on the distribution selection made at the time of the deferral election.

Other Potential Post-Employment Payments

Brunswick has entered into severance and Change in Control agreements with certain of its senior executives, including each of the NEOs, incorporated in the Terms and Conditions of Employment.

Agreements

Under an agreement with Brunswick dated September 18, 2006, Mr. McCoy is entitled to certain severance benefits if his employment is terminated by Brunswick other than for cause or disability. The agreement defines termination to include resignation by Mr. McCoy for Good Reason, including a Change in Control of Brunswick or other substantial changes in the terms and conditions of Mr. McCoy's employment.

If a termination covered by the agreement occurs prior to a Change in Control, Mr. McCoy is entitled to a severance payment equal to two times the sum of (i) annual salary, (ii) targeted annual award under the BPP, and (iii) the Company's profit-sharing, 401(k) match and other Company contributions made on his behalf to the Company's tax-qualified and non-qualified defined contribution plans during the 12-month period prior to the date of termination. If the termination occurs after a Change in Control, Mr. McCoy is entitled to a severance payment equal to three times the sum of (i) annual salary, (ii) the larger of targeted annual award for the year of termination or the year in which the Change in Control occurs, (iii) most recent full-cycle target award under the Strategic Incentive Plan, and (iv) the Company's profit sharing, 401(k) match and other Company contributions made on his behalf to the Company's tax-qualified and non-qualified defined contribution plans during the 12-month period prior to the date of termination. In addition to these severance payments, Mr. McCoy would be entitled to receive: any annual BPP award earned for the preceding year that had not yet been paid at the time of termination; and benefits, financial counseling and excess liability insurance for up to two years (three years if there is a Change in Control). If termination occurs following a Change in Control, Mr. McCoy is entitled to a full gross-up for any excise tax on excess payments which exceed 110 percent of the safe harbor limit. In addition, Mr. McCoy would fully vest in all outstanding stock options, stock appreciation rights, performance shares and restricted stock unit awards.

The definition of Change in Control includes: (i) the acquisition of 25 percent or more of the outstanding voting stock of Brunswick by any person other than an employee benefit plan of Brunswick; (ii) a tender offer for stock of Brunswick that has not been negotiated and approved by Brunswick's Board of Directors once (a) the offeror owns or has accepted for payment 25 percent or more of the outstanding voting stock of Brunswick, or (b) three business days before the offer is to terminate, unless the offer is withdrawn first, if the offeror could own 50 percent or more of the outstanding voting stock of Brunswick as a result of the offer; (iii) the failure of the incumbent Board of Directors to constitute a majority of Brunswick's Board of Directors, excluding new directors who (a) are approved by a vote of at least 75 percent of the members of the incumbent Board of Directors and (b) did not join the Board following a contested election of directors; (iv) a merger of Brunswick with another corporation, other than a merger in which Brunswick's shareholders receive at least 75 percent of the voting stock outstanding after the merger or a merger effected to implement a recapitalization of Brunswick in which no person acquires more than 25 percent of Brunswick's voting stock; or (v) a complete liquidation or dissolution of Brunswick or sale of substantially all of Brunswick's assets.

The terms of the agreement require Mr. McCoy to consent to certain confidentiality, non-competition and non-solicitation provisions, and to execute a general release.

Brunswick's other NEOs are entitled to severance and Change in Control benefits substantially similar to those described above for Mr. McCoy, except that after a Change in Control, benefits are paid only upon effective termination, and in the case of effective termination prior to a Change in Control, the multiplier used to determine severance benefits is one and one-half times (1.5x), and payout under the BPP is at the discretion of the Chairman and Chief Executive Officer.

The terms of the agreement require the other NEOs to consent to certain confidentiality, non-competition and non-solicitation provisions, and to execute a general release.

Payment Obligations Under Termination Scenarios

The following table indicates the Company's payment obligations resulting from effective termination before and after a Change in Control. For purposes of the estimated payments following the table, a December 31, 2006, termination date is assumed.

	Termination prior to Change in Control	Termination after Change in Control
Payment equal to multiple of Base Salary, BPP and Defined Contribution plan contributions	X [1]	X [2]
Payment equal to multiple of SIP		X [3]
Stock Options/SARs		X [4]
RSUs		X [5]
Perquisites [6]	X	X
Benefits [7]	X	X
Excise Tax Gross-Up [8]		X

(1) Payment is two times the sum of salary, BPP and defined contribution plan contributions for Mr. McCoy and one and one half times the salary and defined contribution plan contributions for the other NEOs. The amounts payable to each NEO are as follow:

McCoy	Mackey	Leemputte	Smith	Hamilton
$3,940,548	$904,198	$924,501	$778,923	$816,945

Payment of BPP is at the discretion of the Chairman and Chief Executive Officer and would represent the following amounts if paid at target:

	Mackey	Leemputte	Smith	Hamilton
	$505,000	$450,000	$300,000	$535,000

(2) Payment multiple is three times for all NEOs. The amounts payable to each NEO would be as follow:

McCoy	Mackey	Leemputte	Smith	Hamilton
$5,910,822	$3,323,396	$3,199,002	$2,457,846	$3,238,889

(3) Payment multiple is three times for all NEOs. The amounts payable to each NEO would be as follow:

McCoy	Mackey	Leemputte	Smith	Hamilton
$2,400,000	$1,515,000	$1,350,000	$900,000	$1,605,000

(4) All unvested stock options/SARs immediately vest. The values of each NEO's unvested holdings as of December 29, 2006, using a market price of $31.90/share are as follow:

McCoy	Mackey	Leemputte	Smith	Hamilton
$30,210	$30,210	$24,310	$17,623	$ -

(5) All unvested RSUs and performance shares immediately vest. The values of each NEO's unvested holdings as of December 29, 2006, using a market price of $31.90/share are as follow:

McCoy	Mackey	Leemputte	Smith	Hamilton
$2,304,634	$1,068,275	$1,175,335	$393,203	$556,178

(6) In the case of termination prior to a Change in Control, financial planning and excess liability insurance continue for two years for the CEO and 1.5 years for the other NEOs.   In lieu of continuing financial counseling and excess liability insurance, Brunswick may, in its discretion, make a cash payment to the NEO of equal value. The incremental cost to the company of financial planning and excess liability insurance delivered for each NEO is as follows:

McCoy	Mackey	Leemputte	Smith	Hamilton
$38,000	$14,925	$14,925	$14,925	$21,000

In the case of termination following a Change in Control, financial planning and excess liability insurance continue for three years for all NEOs.   In lieu of continuing financial counseling and excess liability insurance, Brunswick may, in its discretion, make a cash payment to the NEO of equal value. The incremental cost to the company of financial planning and excess liability insurance delivered for each NEO would be as follows:

McCoy	Mackey	Leemputte	Smith	Hamilton
$57,000	$29,850	$29,850	$29,850	$42,000

(7) Each of the NEOs is entitled to Company-provided continuation of benefits for the NEOs and eligible dependents, on substantially the same terms of such coverage that are in existence immediately prior to the NEO's date of termination, until the earlier of: (A) the date on which the NEO becomes employed by another employer, or (B) the end of the NEO's severance period (which is 24 months for the Chairman and Chief Executive Officer and 18 months for the other NEOs in the case of termination prior to a Change in Control, and 36 months for all NEOs in the case of termination following a Change in Control); provided, however, that such coverage shall run concurrently with any coverage available to the NEO and eligible dependents under COBRA; and provided further, however, that the NEO shall immediately notify the Company if he becomes covered under Medicare or another employer's group health plan, at which time the Company's provision of medical coverage for the NEO and eligible dependents at the subsidized rate will cease.

The estimated present value of these benefits provided during the severance period, based on current COBRA rates, is as follows:

	McCoy	Mackey	Leemputte	Smith	Hamilton
Severance	$18,652	$13,989	$21,162	$19,729	$16,359
Change in Control	$27,938	$27,938	$43,324	$39,458	$32,718

As a defined benefit plan participant, Mr. Hamilton receives additional credited years of service for 18 months in the case of severance and 36 months in the case of a Change in Control. The estimated present value of Mr. Hamilton's additional pension benefit is as follows:

	Hamilton
Severance	$774,033
Change in Control	$2,507,957

(8) If any element of compensation or benefit provided to any NEO as a result of a Change inCcontrol constitutes an "excess parachute payment" and subjects such NEO to the excise tax pursuant to Section 4999 of the Code, then the payment shall be grossed up to cover the excise tax and any additional income tax attributable to the excise tax gross-up. If it is determined that the aggregate amount of the payment that would be payable to the NEO does not exceed 110 percent of the safe harbor limit (amount that could be paid to the NEO without giving rise to any liability for excise taxes) no excise tax gross-up shall be made, and the payment to the NEO shall be reduced to the largest amount which would not cause any excise taxes to be payable by the NEO.

Had a termination occurred on December 31, 2006, as a result of a Change in Control, the following additional gross-up payments would be required:

McCoy	**Mackey**	**Leemputte**	**Smith**	**Hamilton**
$3,623,743	$2,100,770	$1,888,240	$1,179,558	$2,596,972

DIRECTOR COMPENSATION

Director Summary Compensation Table

The table below summarizes the Compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2006.

Name [1]	Fees Earned or Paid in Cash [2]	Stock Awards [3]	Option Awards [4]	Non-Equity Incentive Plan Compensation [5]	Change in Pension Value and Non-qualified Deferred Compensation Earnings [6]	All Other Compensation [7]	Total
Nolan D. Archibald	$100,084	$47,631	-	-	-	$30,084	$177,799
Jeffrey L. Bleustein	$110,023	$37,600	-	-	-	$5,539	$153,162
Michael J. Callahan	$119,966	$37,600	-	-	-	$3,189	$160,755
Cambria W. Dunaway	$ -	$16,250	-	-	-	$899	$17,149
Manuel A. Fernandez	$119,932	$49,567	-	-	-	$15,988	$185,487
Peter Harf	$107,494	$48,343	-	-	-	$1,905	$157,742
Graham H. Phillips	$107,495	$37,600	-	-	-	$17,843	$162,938
Roger W. Schipke	$107,495	$37,600	-	-	-	$25,399	$170,494
Ralph B. Stayer	$117,482	$49,330	-	-	-	$26,883	$193,695
Lawrence A. Zimmerman	$80,655	$55,088	-	-	-	$11,389	$147,132

(1) Dustan E. McCoy, the Company's Chairman and Chief Executive Officer, and Peter B. Hamilton, the Company's former Vice Chairman and President – Brunswick Boat Group, are not included as they were employees of the Company and received no compensation for their services as directors. The compensation received by Messrs. McCoy and Hamilton as employees of the Company is shown in the Summary Compensation Table on page 25.

(2) Amounts in this column reflect 2006 annual fees earned by each non-employee director. The following table shows the amount of fees that each director elected to receive in the form of Common Stock rather than cash. As explained further below, directors may elect to take their cash fees in the form of currently distributable Common Stock (at market value) or deferred Common Stock (with a 20 percent premium).

Name	Fees Paid in Common Stock
Nolan D. Archibald	$100,084
Jeffrey L. Bleustein	$55,025
Michael J. Callahan	$59,966
Cambria W. Dunaway	$ -
Manuel A. Fernandez	$119,932
Peter Harf	$107,494
Graham H. Phillips	$53,747
Roger W. Schipke	$53,747
Ralph B. Stayer	$117,482
Lawrence A. Zimmerman	$80,655

(3)   This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year in accordance with FAS 123R. Amounts in this column include both the 2006 annual RSU grants and, for directors who have elected to receive a portion of their fee in deferred Common Stock, the portion of any such grant of deferred Common Stock that is attributable to the 20 percent premium that is applied in determining the size of all such grants. For assumptions used in the valuation of such awards, see Note 15 to the financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The grant date fair value of awards in this column is as follows:

Name	Grant Date Fair Value of 2006 Annual RSU Grant	Grant Date Fair Values of Shares Attributable to 20% Premium Applied to Deferral of Fees
Nolan D. Archibald	$37,600	$10,031
Jeffrey L. Bleustein	$37,600	$ -
Michael J. Callahan	$37,600	$ -
Cambria W. Dunaway	$16,250	$ -
Manuel A. Fernandez	$37,600	$11,967
Peter Harf	$37,600	$10,743
Graham H. Phillips	$37,600	$ -
Roger W. Schipke	$37,600	$ -
Ralph B. Stayer	$37,600	$11,730
Lawrence A. Zimmerman	$47,013	$8,075

The following table discloses certain additional information with respect to stock awards to non-employee directors:

Name	Aggregate Number of Stock Awards Outstanding at December 31, 2006
Nolan D. Archibald	2,052
Jeffrey L. Bleustein	2,052
Michael J. Callahan	2,052
Cambria W. Dunaway	509
Manuel A. Fernandez	2,052
Peter Harf	2,052
Graham H. Phillips	2,052
Roger W. Schipke	2,052
Ralph B. Stayer	2,052
Lawrence A. Zimmerman	1,273

(4) This column is not applicable because non-employee directors do not receive options.

(5) This column is not applicable because non-employee directors do not participate in any non-equity incentive plans.

(6) This column is not applicable because non-employee directors do not participate in any defined benefit or actuarial pension plans (including supplemental plans) or receive any dividends on deferred compensation.

(7) The amounts shown in this column include the value of the following perquisites and benefits provided to directors:

Product Program: The incremental cost to Brunswick of products provided, and gross-ups for taxes incurred in prior periods and paid in the current year, are as follows:

Name	Product Cost	Gross-up
Nolan D. Archibald	$12,702	$12,759
Jeffrey L. Bleustein	$ -	$3,892
Michael J. Callahan	$ -	$533
Manuel A. Fernandez	$2,457	$4,897
Peter Harf	$ -	$ -
Graham H. Phillips	$14,511	$1,296
Roger W. Schipke	$8,453	$12,408
Ralph B. Stayer	$12,874	$10,369
Lawrence A. Zimmerman	$10,490	$ -

Other Perquisites and Benefits: In addition to the availability of the product program described above, each director received a holiday gift from the Company valued at $899. In addition, Messrs. Archibald, Fernandez and Stayer took advantage of Brunswick's boat leasing program for directors that allowed them to lease boats without additional charges during 2006. Brunswick also paid travel expenses for the spouses of Messrs. Fernandez and Schipke in conjunction with Board meetings, paid life insurance premiums for Messrs. Callahan and Schipke under a former group term insurance policy, and paid a dental claim for Mr. Schipke under a former policy.

Narrative to Director Compensation Table

Annual Fee and Deferred Stock Awards. Directors who are not employees are entitled to an annual fee of $100,000. The presiding director and the director who is the chair of the Audit Committee are entitled to an additional fee of $20,000 each, and the other members of the Audit Committee are entitled to an additional fee of $10,000 due to the increased time commitment required of those directors. The director who chairs the Human Resources and Compensation Committee also is entitled to an additional annual fee of $10,000. The directors who chair the Finance and Nominating and Corporate Governance Committees are entitled to an additional annual fee of $7,500. Each director who serves on more than one committee is entitled to an additional annual fee of $7,500, unless the director already receives additional fees for serving on both committees. One-half of each director's annual fee, including additional annual fees, is paid in Brunswick Common Stock, the number of shares of which is determined by the closing price of Brunswick Common Stock on the date of the award. The receipt of these shares may be deferred until a director retires from the Board. Each director may elect to have the remaining one-half paid as follows:

- In cash;

- In Brunswick Common Stock distributed currently; or

- In deferred Brunswick Common Stock with a 20 percent premium.

For directors who elect to receive deferred Brunswick Common Stock, the number of shares to be received upon retirement is determined by multiplying the cash amount by 1.2, then dividing that amount by the closing price of Brunswick Common Stock on the date of award.

Each non-employee director is also entitled to an annual grant, on the date of the Annual Meeting, of 1,000 Restricted Stock Units (RSUs), deferred until the director retires from the Board. A director joining the Board during the

course of a year is entitled to a pro rata number of RSUs. For purposes of calculating a pro rata RSU grant, a director begins to receive credit for serving on the Board in the quarter that commences after the date on which the director joined the Board.

Stock Ownership Guidelines. In February 2003, the Board of Directors adopted stock ownership guidelines for non-employee directors. By April 30, 2006, each non-employee director must have owned at least 10,000 shares of Brunswick Common Stock, and by April 30, 2008, each non-employee director who was a director as of February 2003 must own at least 20,000 shares of Brunswick Common Stock. A new non-employee director will be expected to meet these levels of stock ownership within three and five years, respectively, of the date on which service as a director begins. For the purpose of satisfying the guidelines, deferred stock awards are included.

Brunswick Product Program. Directors are encouraged to use Brunswick products to enhance their understanding and appreciation of Brunswick's business. Directors may receive Brunswick products with an aggregate value of up to $15,000 annually. The value of the products is included in the directors' taxable income, and Brunswick reimburses directors for applicable tax liability associated with the receipt of products. In addition, directors may lease boats from Brunswick at no charge except for the payment of applicable taxes, and all or a portion of a director's $15,000 product allowance may be applied to defray those taxes. Directors also may purchase Brunswick products at reduced prices.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Brunswick's directors, executive officers and any persons who own more than 10 percent of Brunswick Common Stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Based on a review of the copies of such forms furnished to the Company and written representations from the Company's directors and executive officers, the Company believes that all forms were filed in a timely manner during 2006.

REPORT OF THE AUDIT COMMITTEE

To the Shareholders of Brunswick Corporation:

The following is the report of the Audit Committee with respect to Brunswick's audited financial statements for the fiscal year ended December 31, 2006.

Overview of Audit Committee Function

The Audit Committee oversees Brunswick's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls.

Audit Committee Charter

The Audit Committee operates pursuant to a written charter, a copy of which is available at Brunswick's website, *www.brunswick.com*.

Independence of Audit Committee Members

The Board of Directors has determined that all members of the Audit Committee are independent, within the meaning of the New York Stock Exchange Listed Company Manual.

Review with Management

The Audit Committee has reviewed and discussed Brunswick's audited financial statements with management.

Review and Discussions with Independent Auditors

The Audit Committee has discussed with Ernst & Young LLP ("Ernst & Young"), Brunswick's independent registered public accounting firm for the fiscal year ended December 31, 2006, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended, other professional standards and regulatory requirements currently in effect. Statement on Auditing Standards No. 61 requires an auditor to discuss with the Audit Committee, among other things, the auditor's judgments about the quality, not just the acceptability, of the accounting principles applied in the company's financial reporting.

The Audit Committee has also received the written disclosures and the letter from Ernst & Young required by Independence Standards Board Standard No. 1, as amended, "Independence Discussions with Audit Committees," and has discussed with Ernst & Young its independence from Brunswick. The Audit Committee has also reviewed the non-audit services provided by Ernst & Young and considered whether the provision of those services was compatible with maintaining Ernst & Young's independence.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to Brunswick's Board of Directors that the audited financial statements be included in Brunswick's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the Securities and Exchange Commission.

Submitted by the Members of the Audit Committee of the Board of Directors

> Lawrence A. Zimmerman (Chairman)
> Michael J. Callahan
> Ralph C. Stayer

PROPOSAL NO. 2: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young, independent registered public accounting firm, as auditors for Brunswick and its subsidiaries for fiscal year 2007. The Board of Directors and the Audit Committee recommend that shareholders ratify the appointment of Ernst & Young as the independent registered accounting firm for Brunswick and its subsidiaries. If shareholders do not ratify the appointment, the Audit Committee will reconsider its selection. Ernst & Young has served as independent registered public accounting firm for Brunswick and its subsidiaries since 2002. Representatives of Ernst & Young will be present at the Annual Meeting and be afforded an opportunity to make a statement, if they desire to do so, and to respond to questions from shareholders.

**The Board of Directors and the Audit Committee
recommend a vote FOR this proposal.**

Fees Incurred for Services of Ernst & Young

Brunswick incurred the following fees for services rendered by Ernst & Young, Brunswick's independent auditor during the fiscal years ended December 31, 2006 and 2005:

Audit Fees: The aggregate fees billed by Ernst & Young for professional services rendered for the audit of Brunswick's annual financial statements for fiscal years 2006 and 2005, reviews of the financial statements included in Brunswick's related Quarterly Reports on Form 10-Q during such fiscal years, registration statements and accounting and financial reporting consultations were $5,608,000 and $5,104,000, respectively.

Audit-Related Fees: The aggregate fees billed by Ernst & Young for professional services rendered for audit-related activities for Brunswick for 2006 and 2005 were $111,000 and $188,000, respectively. Such fees involved the following activities: employee benefit plan audits and consultations concerning financial accounting and reporting matters in certain foreign countries in which Brunswick conducts business.

Tax Fees: The aggregate fees billed by Ernst & Young for fiscal years 2006 and 2005 for tax-related services, were $174,000 and $223,000, respectively. Such fees involved the following activities: tax compliance services and tax consulting services.

All Other Fees: There were no aggregate fees billed by Ernst & Young for fiscal years 2006 and 2005 for services other than those described in the preceding paragraphs.

Approval of Services Provided by Independent Registered Public Accounting Firm

The Audit Committee is responsible for pre-approving all audit and non-audit services to be provided by Brunswick's independent registered public accounting firm. The Audit Committee has adopted a two-tiered approach toward granting such pre-approvals. Each year it approves an overall budget for audit and non-audit services. Unless the Audit Committee has pre-approved a type of service to be provided by the independent registered public accounting firm, the service will require specific pre-approval by the Audit Committee. The Audit Committee must specifically pre-approve any proposed service exceeding pre-approved cost levels.

SHAREHOLDER PROPOSALS

In order to be considered for inclusion in Brunswick's proxy materials for its 2008 annual meeting, a shareholder proposal must be received at Brunswick's principal executive offices at 1 N. Field Court, Lake Forest, Illinois 60045-4811 (fax no. 847-735-4433; email *corporate.secretary@brunswick.com*) by December 1, 2007.

In addition, a shareholder may wish to have a proposal presented at the 2008 annual meeting, but not to have such proposal included in Brunswick's proxy materials relating to that meeting. Brunswick's By-laws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders, including proposed nominations of persons for election to the Board. A shareholder proposal or nomination intended to be brought before the 2008 annual meeting must be delivered to the Secretary between January 5, 2008 and February 4, 2008.

* * *

Brunswick encourages you to vote on the matters that will be presented to Brunswick shareholders at the Annual Meeting. Please vote as soon as possible so that your shares will be represented. You may vote by indicating your choices on the enclosed proxy card and dating, signing and returning it promptly in the envelope provided. Alternatively, you may vote by telephone or on the Internet by following the instructions on your proxy card.

By order of the Board of Directors,



Marschall I. Smith
Secretary

Lake Forest, Illinois
March 30, 2007